

ASHLAND

AR/S



P.E. 9-30-02

taking action





Financial Highlights

(Dollars in millions except per share data)

Years ended September 30	2002	2001	2000
Sales and operating revenues	$ 7,543	$ 7,719	$ 7,961
Operating income	$ 338	$ 861	$ 671
Income from continuing operations	$ 129	$ 403	$ 288
Diluted earnings per share from continuing operations	$ 1.83	$ 5.73	$ 4.05
Common dividends per share	$ 1.10	$ 1.10	$ 1.10
Book value per common share	$ 31.88	$ 32.25	$ 28.15
Return on average common stockholders' equity based on income from continuing operations	5.8%	19.2%	13.8%
Cash flows from operations	$ 188	$ 829	$ 484
Additions to property, plant and equipment	$ 185	$ 205	$ 232
Number of employees	24,300	25,100	25,800
Number of common stockholders of record	17,700	18,500	19,600





More than half of Ashland's total revenues come from transportation and construction markets.

Table of Contents:

the who in how things work

... taking action to create an environment for success, innovation and better value for shareholders.

Building on our solid market positions and the talents of our people, Ashland is creating a new future. Our vision is one of a multi-industry company focused primarily on transportation and construction markets, providing innovative solutions that *add* value for customers and *create* value for shareholders. So, we are taking action to strengthen our wholly owned businesses to make them more competitive. We're reorganizing the way we go to market. We're streamlining business processes. We're developing new products and new markets. We're strengthening our highly successful partnership in refining and marketing. And we're investing in our future by developing human capital in the company and in the community. The result will be an even stronger organization ... more competitive, more productive and more profitable.

ashland is

24,300 customer-focused people providing total market solutions to customers around the world. With sales in more than 140 countries, Ashland is a leading supplier of petroleum, chemicals, plastics and highway construction products and services. Our businesses are grounded in a collective passion for customer satisfaction and a shared commitment to create renewed value for our shareholders.



JAMES J. O'BRIEN
Chairman of the Board and
Chief Executive Officer

shareholders:

Fiscal 2002 was a very challenging year for Ashland. We fought weak demand in both the industrial sector and petroleum product markets, our two primary revenue drivers. However, our competitors faced similar circumstances, and we performed better than many in this difficult climate.

Sharply lower profits from refining and marketing drove our overall performance down from the record highs achieved in 2001. Yet, despite very tough market conditions, our wholly owned operations increased their total operating income by 25 percent. APAC and Ashland Specialty Chemical led the improvement. Valvoline had a small overall decline, but achieved stronger results from the core lubricant business and record earnings from Valvoline Instant Oil Change®. The recession and internal systems implementation problems led to near break-even results from Ashland Distribution. Although refining margins were squeezed, Marathon Ashland Petroleum LLC succeeded in maintaining the top ranking in profit-per-barrel of crude oil refined. Despite lower profits and cash flow, we reduced debt by $64 million.

The performance of our stock was disappointing. At September 30, Ashland shares traded at a price much lower than our 52-week high. We believe several factors contributed to the decline, including trends affecting refining sector stocks, the market's overall performance, and concerns over asbestos litigation. To provide more clarity on asbestos, we have hired advisors to assist management in making an assessment of potential future claims and our insurance coverage. The process should be completed in the March quarter. More information on this subject can be found on pages 39 and 56.

Fiscal 2002 was also a time of transition. Paul Chellgren, who had served as Ashland's chairman and chief executive officer since fiscal 1997, retired on November 15. We appreciate the many contributions Paul made to the company over his long career, and we wish him well in his future endeavors. A farewell message from Paul follows this letter.

We are going to create a unique market space for Ashland in transportation and construction markets.

Meeting challenges with action

Fiscal 2002 tested our spirit and our determination. Faced with a weak economy and declining returns in some businesses, we went into action. At APAC, we pushed forward with various initiatives to improve performance, and operating income more than doubled. At Ashland Specialty Chemical, we more aggressively addressed costs. By the end of the year, operating income increased 50 percent over 2001's weak performance.

At Valvoline, our ongoing new-product development strategy proved its worth. Operating income totaled $77 million despite no gross profit from sales of R-12 automotive refrigerant, previously an important profit contributor. At Distribution, we rolled out a new business model and restructured operations to tackle performance problems. In every operation, we challenged our employees to stretch, and they delivered.

Creating a stronger future

As we move into the future, Ashland will be a multi-industry company providing innovative total market solutions focused primarily on transportation and construction markets. These sectors already generate more than half of our revenues. Additionally, the vast majority of our assets are already associated with these markets. We are leveraging our broad product mix, superior technology and technical expertise to create new marketing strategies that should create a unique market space for Ashland. We also will seek to grow sales and profits by emphasizing new products and technologies, new customer segments and geographic expansion. APAC's thrust into the emerging design-build market is one example of using existing strengths to capture new business. Product innovation, such as Valvoline's development of MaxLife® motor oil, which spawned a totally new product category within the motor oil industry, is another.

We are identifying internal synergies that provide opportunities for growth. For example, more than half of U.S. bridges need repair. We will combine our technology in high-strength polymers with our expertise in bridge construction to offer a unique solution for this problem. We believe similar opportunities for such synergy exist among all our businesses.

At the same time, we will continue our highly successful partnership with Marathon Oil Company through our investment in MAP, the nation's premier refiner and marketer. MAP has built an enviable competitive position, and we will work to reinforce and maintain that position for the benefit of our shareholders. We expect MAP to continue to be a major source of our cash flow and an important contributor to operating profit.

We are strengthening our wholly owned businesses to add more consistency and predictability to our earnings.

Strategy in action

Our strategy will build upon the foundation of the past: We will strengthen our wholly owned businesses, including APAC, Distribution, Specialty Chemical and Valvoline; maintain a strong financial position; and capture value from our investment in MAP through cash distributions. New implementation goals bring this strategy into sharper focus. We will:

- ☐ Identify and divest assets that cannot, as part of Ashland, achieve the market strength and returns we desire.
- ☐ Reduce debt over time to a target of 35 percent of total capital.
- ☐ Reduce general and administrative expenses by $25 million a year.
- ☐ Improve returns from Ashland Distribution or seek strategic alternatives for the business.
- ☐ Achieve a 10 percent after-tax return from APAC in fiscal 2004.

To achieve these goals, we are reviewing assets to determine which, if any, should be divested. We plan to use discretionary cash to reduce debt. We are in the process of cutting corporate expenses. Ashland Distribution is pursuing specific profit targets for 2003. APAC's current initiatives should produce our return objective.

Targeting consistent and predictable performance

Refining and marketing is an important part of our business. But industry profitability is volatile, as demonstrated by MAP's profit swing of the past two years. So our No. 1 goal is to strengthen our wholly owned businesses to add a greater level of consistency and predictability to our earnings. We will achieve this goal through extraordinary customer focus, renewed emphasis on accountability and performance, and specific efforts to improve teamwork and efficiency.

Ashland is a great company on the road to becoming greater. We are optimistic about the future and look forward to building Ashland into a more vibrant, more profitable organization that meets your expectations for long-term value creation.



JAMES J. O'BRIEN
Chairman of the Board and Chief Executive Officer
November 17, 2002



PAUL W. CHELLGREN
Chairman and Chief Executive Officer
Fiscal 1997 - Fiscal 2002

Dear Shareholders:

After 28 years with Ashland, I am retiring as chairman and chief executive officer. Serving Ashland's shareholders for so many years has been an honor and a challenge, as well as personally satisfying. I joined Ashland in 1974, soon after the first energy crisis. Nearly 30 years later, oil markets remain a volatile force in global geopolitics. Soft petroleum product markets and a weak U.S. and global economy tested our endurance yet again in 2002. Thanks to our strategy and operating agility, we were up to the challenge. Combined operating income from wholly owned businesses improved materially, and MAP maintained its industry-leading position in profit per barrel of crude oil refined, although absolute profits declined dramatically.

This demonstration of our resilience is particularly gratifying as I end my tenure as chairman and CEO. One of my primary goals was to build a balanced mix of related businesses that would mitigate downturns in general economic or refining cycles. We have made significant progress.

Major achievements of the past six years include creating the Marathon Ashland Petroleum joint venture and expanding our wholly owned operations. Formed in 1998, MAP has been a tremendous success, moving into the top rank of U.S. refiners and restoring our returns from this business. Our four wholly owned businesses are now two-thirds larger, as measured by capital employed, than they were in 1996. Most of the growth has been at APAC, which we quadrupled in size through a series of acquisitions, including the purchase of Superfos' U.S. construction assets in 1999. Our wholly owned businesses occupy leading market positions, and their superior technology and talented employees give them a competitive edge. I am confident that, given time, these operations will provide greater earnings, improved returns and act as a counterbalance to the volatility inherent in refining and marketing.

A lengthy career provides perspective. I believe the majority of our operations are stronger than ever and that Ashland is poised to create greater value for our shareholders in the future. I am grateful for the privilege of serving Ashland for nearly three decades, and I look forward to its continued success.

Paul Chellgren

PAUL W. CHELLGREN

at-a-glance



APAC 35%
Ashland Distribution 34%
Ashland Specialty Chemical 16%
Valvoline 15%

2002 Sales and Operating Revenues

APAC



Who We Are

The nation's largest highway contractor, with a record year-end construction backlog of $1.7 billion at September 30, 2002

A leading supplier of construction materials, including asphalt, ready-mix concrete and construction aggregates

A leading provider of design-build construction services

Well-equipped with a highly skilled workforce and 242 hot-mix asphalt plants, 67 ready-mix concrete plants, 36 quarries and 61 other aggregate facilities

Who We Serve

Federal, state and local highway departments

Commercial and private developers

Federal, state and local airport authorities

Architects, engineering and design firms

Our Revenue Sources



Public Market 83%
Private Market

2002 Construction Revenues by Market
(percent of 2002 revenues)
(Construction revenues account for 79% of total APAC revenues; material sales make up the remainder.)



$7,961
$7,719
$7,543

00 01 02

Sales and Operating Revenues
(in millions)



$671
$851
$338

00 01 02

Operating Income
(in millions)



$484
$829
$188

00 01 02

Cash Flows From Operations
(in millions)



53.1%
45.7%
45.4%

00 01 02

Debt as a Percent of Capital Employed
(at September 30)



13.8%
19.2%
5.8%

00 01 02

Return on Average Common Stockholders' Equity
(from continuing operations)

2002 Highlights

- Grew operating income from wholly owned businesses by 25 percent
- Reduced debt by $64 million
- Achieved substantial increases in results from APAC and Ashland Specialty Chemical
- Improved Valvoline's share of the total motor oil market and gained the No. 1 position in the do-it-yourself segment of the rapidly growing premium motor oil category
- Achieved record operating profit from Valvoline Instant Oil Change
- Received $196 million in cash distributions from Marathon Ashland Petroleum, which maintained the No. 1 ranking in adjusted profit-per-barrel of crude oil refined and operated at 99 percent of rated crude oil capacity



APAC 24%
Ashland Distribution 11%
Ashland Specialty Chemical 14%
Valvoline 08%

2002 Capital Employed
(at September 30)

Outlook

- Low interest rates, healthy highway funds, a strong backlog and improved operations point to continued improvement at APAC.
- A new business model and restructured operations are improving Ashland Distribution's competitive position, but full recovery also depends on greater economic growth.
- Ashland Specialty Chemical will capitalize on strong market positions, superior technology and a new focus on total market solutions to increase sales to new and existing customers.
- Valvoline will continue to emphasize new product development and innovative marketing to increase sales and maintain market-leading positions.
- The Energy Information Agency projects a 3 percent increase in petroleum product demand in 2003, which would benefit MAP.

Our Mission

- Solutions for our customers
- Opportunity for our employees
- Value for our shareholders
- Commitment to all our stakeholders

Our Values

- Honesty and integrity
- Customer focus
- Continual improvement
- Teamwork and collaboration
- Environmental stewardship
- Safe and health-conscious work environments
- Fact-based decision making
- Community involvement

The Way We Work

Our Code of Business Conduct defines the way we work: We adhere to high ethical standards, comply with all applicable laws and regulations and are responsible citizens in our communities. Every employee receives a copy of the Code, and exempt employees must certify they are familiar with it. The Code is supported by an active legal compliance program.

For 10 years, our board of directors has consisted almost entirely of outside directors. We were one of the first companies to set stock ownership guidelines for directors, officers and key executives. We have very clear accounting controls, and employ conservative financial practices. Our strategy over the past 20 years has been grounded in maintaining a solid financial position and investment-grade debt ratings.

We participate in the American Chemistry Council's comprehensive Responsible Care® program. Through the efforts of our employees, we operate our businesses to foster a more sustainable world.

we are

We are a *Fortune 500* company and recently celebrated 50 years on the New York Stock Exchange. Ashland has paid a cash dividend without interruption since becoming publicly traded in 1936. We combine advanced technology, state-of-the-art facilities and intellectual capital to "make things work" for our customers. We're teams. We're processes. We're businesses. We're Ashland – The Who In How Things Work.™

petroleum

We are an important supplier of transportation fuels and products that keep vehicles running smoothly and looking good. **Valvoline** serves customers around the world, providing premium packaged motor oils, automotive chemicals, antifreeze and automotive appearance products. Valvoline's top-quality brands include Valvoline,® MaxLife,® and DuraBlend® motor oils; Zerex® antifreeze; SynPower® and Pyroil® automotive chemicals; and Eagle One® appearance products. **Marathon Ashland Petroleum** provides gasoline, diesel fuel, asphalt and other petroleum products to consumers and industrial customers in the heartland of America from the Canadian border to the Gulf Coast. MAP is a joint venture with Marathon Oil Company.

chemicals

Customers around the world rely on us to provide solutions that help them serve their customers better. **Ashland Distribution** is a vital link in the chemical supply chain. As a leading distributor of chemicals, plastics, resins and ingredients, we purchase in bulk, repackage and ship products in smaller quantities, often in less-than-truckload lots, to thousands of customers in North America and Europe. **Ashland Specialty Chemical** specializes in providing total market solutions to customers in more than a dozen industries, with primary emphasis on transportation and construction. Our superior technology and technical service provide our customers with distinct advantages that help ensure their success.

highway construction

We are the largest highway contractor in America and provide construction materials and services in 14 southern and midwestern states through 25 market-focused operating units. **APAC** excels in asphalt and concrete paving, providing construction materials, and designing, managing and completing complex construction projects. We are putting more than a century of experience to work in the growing design-build market. This sector involves very large, multi-million dollar projects and offers higher margins for such value-added services as project design and construction management. No matter how large or small the project, APAC consistently provides the same high-quality service and careful attention to detail.

Valvoline



Refining & Marketing


92

Who We Are

Valvoline

A leading U.S. marketer of motor oil, automotive chemicals and car-care products

Through Valvoline Instant Oil Change, the second largest franchised quick-lube chain in the United States

The nation's leading marketer of motor oil for higher-mileage engines and a leading marketer of other premium motor oils

A growing international lubricants marketer with sales in more than 140 countries

Refining & Marketing

38-percent owner of Marathon Ashland Petroleum LLC, which is:

- The nation's sixth largest refiner with refining capacity of 935,000 barrels of crude oil per day
- A 50 percent owner of the nation's largest travel center business
- The nation's largest producer of asphalt
- The industry leader in adjusted profit-per-barrel of crude oil refined

Who We Serve

Valvoline

Do-it-yourself customers through mass merchandisers and distributors

Do-it-for-me customers through Valvoline Instant Oil Change, auto dealerships and repair shops

Commercial customers and auto manufacturers

Truck fleets through a strategic alliance with Cummins Engine

Refining & Marketing

Wholesale and retail customers in 21 states

Independent chain retailers, unbranded jobbers, airlines, transportation and marine companies, railroads and utilities

Paving contractors and roofing manufacturers who use asphalt

Federal, state and local governments

How We Performed

(in millions of gallons)

(in millions)

Ashland Distribution



Ashland Specialty Chemical



Who We Are

Ashland Distribution

A leading North American distributor of industrial chemicals, solvents, thermoplastic materials, resins, reinforcements and fine ingredients

A leading European distributor of thermoplastics

A diverse distributor offering thousands of different products to 25,000 customers in North America alone

Ashland Specialty Chemical

A leading global supplier of performance materials, including composite polymers and specialty adhesives

World's leading supplier of foundry, water treatment and marine chemicals

Leading U.S. supplier of ultra-high purity chemicals for the microelectronics industry

Who We Serve

Ashland Distribution

Customers in such industries as:

- Automotive
- Chemicals
- Plastics
- Composites
- Services
- Food and beverage, nutritional, pharmaceutical, personal care and cosmetic ingredients

Ashland Specialty Chemical

Customers in such industries as:

- Adhesives
- Automotive
- Composites
- Construction
- Foundry
- Merchant marine
- Microelectronics

Our Revenue Sources


Consumer Products 22%
Transportation and Construction 26%
Chemicals, Paints/Coatings Manufacturing 20%
General Industrial/Institutional Products 19%
Electronics/Semiconductors 04%
Other 09%

2002 Key Markets
(percent of 2002 revenues)


Construction 18%
Transportation 31%
General Manufacturing 17%
Electronics 14%
Water Treatment 12%
Chemical and Gas 08%

2002 Key Markets
(percent of 2002 revenues)



improving

the way we operate our businesses to tackle the issues that inhibit earnings growth. We are looking at the facts, crunching the numbers and taking action to improve **shareholder value**. We are rebuilding processes to improve efficiency, getting to know our customers better and reorganizing operations to restore success. The changes have already begun to pay off.



Employees around the company are engaged in improving productivity and efficiency. These Distribution employees in Charlotte, N.C., are participating in division-wide "Play to Win" training integral to implementing the division's new business model.



APAC is the prime contractor on Route 288 in Richmond, Va., a 17.5 mile, $236 million design-build project that includes 23 bridges and 10 interchanges. We have led five other projects that bring the total value of our design-build contracts to nearly $300 million.

APAC

After a weak performance in 2001, APAC took action. In the previous five years, APAC had nearly quadrupled its size, but returns suffered. In 2002, APAC undertook an aggressive effort to restructure the business and improve organizational effectiveness.

As a result, we have consolidated 45 individual operating units into 25 market-focused companies, resulting in better coordination and integration of services; greater economies of scale; more consistent delivery of construction services; and an improved ability to share people, equipment and best practices.

we are improving

In the past, highway departments designed the projects and specified the materials, and contractors built the roads. Today, a growing number of highway departments announce long-term plans, and contractors design and manage construction and complete the project.

Our experience with all types of highway construction, skilled managers and crews, and solid financial resources give APAC a competitive edge in the large and important market known as design-build. Our highway construction heritage, unparalleled resources and project management expertise enable us to handle all phases of construction, from design to construction management to completion.

We continued to implement Project PASS, a comprehensive redesign of business processes. Results for the first full year are impressive. Standardized purchasing procedures netted better prices for such commodities as bulk and retail fuel, tires and other materials. Newly negotiated contracts and discounts should produce more than $8 million in annual savings. Improved tracking, greater coordination of equipment transfers, purchases and disposals, and better use of technology have improved equipment utilization. Project PASS and the operations restructuring are positioning APAC to achieve a 10 percent after-tax return on investment in 2004.



Employees at our new shared service center now handle a wide range of financial transactions. Full implementation is targeted for 2004.



we are improving

The weakest industrial output in 25 years has taken its toll on Ashland Distribution. This factor, coupled with internal execution problems related primarily to implementation of a new enterprise resource planning system, pushed operating income to near break-even levels in 2002. In response, we have totally reorganized the business. We installed new leadership, developed a new business model and restructured the organization.

We began by identifying and fixing urgent short-term problems. A team of 200 people improved more than 100 procedures, tackling problems related to purchase orders, inventory management, customer invoicing, and order fulfillment systems. Candid feedback from dozens of customers and suppliers helped us design a new business model with five geographic regions that have clear profit and loss accountability.


CGC 25
Ashland Distribution Commerce Center
Products
Reports
User Administrator
Thank You for Your
Your order has been

We simplified the customer-order process to speed it up and reduce its cost. We created centralized support groups for marketing, sourcing, corporate accounts and business process optimization. At the same time, we began managing assets and working capital on a regional basis.

Ashland Distribution

We will continue to focus on our core businesses and industries, maintaining existing industry-specific brands. Excellent relationships with our customers and suppliers are critical to our success. We are refining our systems and processes so that all of our customers and suppliers understand not only their value to us, but also that their satisfaction is our primary objective. We believe our ability to offer local supply, 24-hour delivery, multiple product lines, technical support and customer service will enable us to achieve our goal of significantly improved performance.



providing

innovative solutions. When it comes to creating new answers for customer needs, we rely on three distinct advantages: our people, our technology and clear customer focus. The result is new processes, better quality, greater efficiency, faster service, "greener" products. But even that isn't enough. In the future, we will focus on providing **total market solutions** – turning products into processes and systems that ultimately create a unique market space for Ashland.




Going for a drive? You'll find our products in highway surfaces, in interior and exterior vehicle parts, and in the fuel tank, as well as under and above the hood. Our solutions make highways smoother, keep cars running better and consumers satisfied.
taking action

innovation

Innovation is nothing new at Ashland, particularly at Valvoline. Valvoline has a history of firsts in motor oil marketing. It was the first registered trademark in the motor oil industry, and remains the oldest. It was the first to target the do-it-yourself market, the first in a series of packaging innovations, and the first to develop a motor oil, MaxLife,® specifically designed for the more demanding needs of higher-mileage engines. Since creating the category in 2000, the MaxLife brand is far and away the market leader. Our DuraBlend® semi-synthetic oil also holds the No. 1 position in this premium category.



Valvoline

MaxLife and Wax As-U-Dry™ are just two in a parade of home-grown products developed in our New Product Laboratory. In 2002, our technical group reformulated eight product lines, adding new credentials to the products while realizing more than $6 million in annual savings.

we are providing

In 2002, VIOC created a unique technician-incentive program to drive up premium and non oil change services. Of the 8 million cars serviced by VIOC in 2002, 30 percent of the customers purchased premium oil changes. The industry average is 7 percent. The emphasis on premium products also led to a higher average ticket price for the year.



In 2002, our Eagle One unit introduced Wax-As-U-Dry, the first spray wax specially formulated to be used on a wet car. Rolled out in the summer, Wax As-U-Dry is on track to exceed sales projections by more than 150 percent during its first year.



Auto industry suppliers use our performance materials, such as resins, foundry chemicals, adhesives, plastics and gelcoats, to manufacture and assemble all types of vehicles.

we are providing

Uses for our pressure sensitive adhesives vary from packaging to graphics and from electronics to health care. Security uses, such as branding credit cards, require the highest performance.





solutions

Ashland Specialty Chemical targets industrial markets with customized solutions that combine high levels of technology and specialized service. Our innovation process involves working directly with customers to assess their needs. This type of collaboration has yielded such creative solutions as extremely strong sheet-molding compounds that weigh 20 to 25 percent less than steel, reduce customers' production time and trim their manufacturing costs.

Ashland Specialty Chemical

None of our competitors offers a range of technology-based products as broad as ours. We plan to capitalize on this advantage and create a unique market space for Ashland. Going forward, we will continue to develop new products and technologies. We will target new customer segments. And we will expand into new geographic markets as a means to increase revenues and profits, as well as share value-added solutions with an ever-growing customer base.



supplying

petroleum products critical to keeping America on the move. Refining, marketing and transporting **petroleum products** remain a large part of our business through our 38-percent ownership of Marathon Ashland Petroleum. The nation's sixth largest refiner, MAP is an industry leader in adjusted profit-per-barrel of crude oil refined and serves as a significant source of cash and operating profit for Ashland.


34158

MAP's efficient distribution network blends truck, pipeline and river transportation to keep customers from the Canadian border to the Gulf Coast supplied with petroleum products critical to maintaining the nation's economic engine.

taking action

we are supplying





MAP processed a record 930,000 barrels a day of crude oil in 2002 and operated at 99 percent of rated crude oil capacity.

Refining and Marketing

Despite a recession-driven decline in demand for petroleum products in 2002, America still runs on oil. And MAP is well-positioned to benefit as demand increases and crude oil prices stabilize. As the largest refiner in the U.S. mid-continent region, MAP enjoys the advantage of Midwest refining margins, which are typically higher than those in New York or Gulf Coast reference markets. MAP is enhancing this advantage with the completion of the 797-mile Centennial Pipeline, which connects Gulf Coast refining facilities to midwestern markets. MAP is the pipeline operator and owns one-third of the line, sharing ownership with two other companies.

partnerships

The MAP partnership has transformed Ashland's refining and marketing business from a mid-level participant to a top-tier performer. In the five years since its creation, MAP has provided more than $1.6 billion in cash distributions to Ashland, including $196 million in 2002 despite a very challenging year. And while operating income from refining and marketing declined significantly in 2002, reflecting lower refining margins, Ashland's operating profit from refining and marketing has totaled nearly $1.8 billion from 1998 through 2002.

MAP markets gasoline through 5,900 retail outlets in 17 states, primarily under the Marathon,* Speedway,* and SuperAmerica* brands. The Pilot Travel Center* network, 50-percent owned by MAP, strengthens retail marketing efforts. Formed in 2001, the network is now the largest of its kind in the nation and numbers about 230 locations in primary truck traffic regions across the country.

MAP has been overwhelmingly successful, and we will continue to manage this investment as an important source of operating profit and cash flow.


Speedway



investing

in today and tomorrow. Experience has taught us that **human capital** is our most important resource, current or future. Throughout our 78 years, we've depended on the abilities of our employees to build a strong and resilient company. Our people in turn give back their talents in their communities to build more vibrant neighborhoods and more robust regional economies. Collectively and individually, we try to make a difference.

Students at Sixth District School in Covington, Ky., know we're as excited as they are about what they learn. Ashland has worked for many years to improve the quality of education by funding grants and scholarships and participating in partnerships.



APAC encourages young engineers by visiting classrooms and challenging students to create model bridges or skyscrapers. The children then visit the field to see their concepts in action. It's part of how we participate in communities across the nation.

we are investing



Employees, whose contributions to the United Way and institutions of higher learning we match dollar for dollar, help guide our civic involvement. Our participation in education and community endeavors reflects a commitment to helping build strong minds, stronger communities and a stronger company.



An equal opportunity employer, Ashland strives for diversity in its workforce. A diverse workforce brings greater perspective and insight to problem-solving. To foster creativity and critical thinking, we invest time and resources in employee training programs that make a talented team even better.

FINANCIAL CONTENTS

Management's Discussion and Analysis

Years Ended September 30

(In millions)	2002	2001	2000
Sales and operating revenues			
APAC	**$2,652**	$2,624	$2,505
Ashland Distribution	**2,535**	2,849	3,214
Ashland Specialty Chemical	**1,290**	1,248	1,283
Valvoline	**1,152**	1,092	1,077
Intersegment sales	**(86)**	(94)	(118)
	$7,543	$ 7,719	$ 7,961
Operating income			
APAC	**$ 122**	$ 55	$ 140
Ashland Distribution	**1**	35	70
Ashland Specialty Chemical	**87**	58	95
Valvoline	**77**	81	78
Refining and Marketing[1]	**143**	707	361
Corporate	**(92)**	(85)	(73)
	$ 338	$ 851	$ 671
Operating information			
APAC			
Construction backlog at September 30 (millions)[2]	**$1,691**	$1,629	$1,397
Hot-mix asphalt production (million tons)	**36.7**	36.7	35.0
Aggregate production (million tons)	**31.0**	28.7	27.8
Ready-mix concrete production (million cubic yards)	**2.1**	2.3	2.6
Ashland Distribution[3]			
Sales per shipping day (millions)	**$ 10.1**	$ 11.2	$ 12.8
Gross profit as a percent of sales	**16.0%**	15.9%	15.6%
Ashland Specialty Chemical[3]			
Sales per shipping day (millions)	**$ 5.1**	$ 5.0	$ 5.1
Gross profit as a percent of sales	**36.0%**	33.8%	34.7%
Valvoline lubricant sales (million gallons)	**194.4**	183.0	189.6
Refining and Marketing[4]			
Crude oil refined (thousand barrels per day)	**930**	912	892
Refined products sold (thousand barrels per day)[5]	**1,321**	1,302	1,309
Refining and wholesale marketing margin (per barrel)[6]	**$ 1.82**	$ 5.17	$ 2.63
Speedway SuperAmerica (SSA)			
Retail outlets at September 30	**2,063**	2,145	2,288
Gasoline and distillate sales (million gallons)	**3,622**	3,587	3,742
Gross margin - gasoline and distillates (per gallon)	**$.1040**	$.1218	$.1284
Merchandise sales (millions)	**$2,381**	$2,186	$2,143
Merchandise margin (as a percent of sales)	**24.2%**	23.3%	24.5%

(1) Includes Ashland's equity income from Marathon Ashland Petroleum LLC (MAP), amortization related to Ashland's excess investment in MAP, and other activities associated with refining and marketing.
(2) Includes APAC's proportionate share of the backlog of unconsolidated joint ventures.
(3) Sales are defined as sales and operating revenues. Gross profit is defined as sales and operating revenues, less cost of sales and operating expenses, and depreciation and amortization relative to manufacturing assets.
(4) Amounts represent 100% of MAP's operations, in which Ashland owns a 38% interest.
(5) Total average daily volume of all refined product sales to MAP's wholesale, branded and retail (SSA) customers.
(6) Sales revenue less cost of refinery inputs, purchased products and manufacturing expenses, including depreciation.

RESULTS OF OPERATIONS

Ashland's net income (including discontinued operations and the cumulative effect of accounting changes) amounted to $117 million in 2002, $417 million in 2001 and $70 million in 2000. Income from continuing operations (which excludes discontinued operations and the cumulative effect of accounting changes) amounted to $129 million in 2002, $403 million in 2001 and $288 million in 2000. As discussed in Note A to the Consolidated Financial Statements, Ashland adopted FASB Statement No. 142 (FAS 142), "Goodwill and Other Intangible Assets," as of October 1, 2001. Since goodwill is not amortized under FAS 142, Ashland's reported results for 2002 are not comparable with previous years. The following table compares reported results with pro forma financial information assuming that Ashland adopted FAS 142 as of October 1, 1999.

(In millions)	**2002**	2001	2000
Operating income			
As reported	**$338**	$851	$671
Pro forma	**338**	903	710
Income from continuing operations			
As reported	**129**	403	288
Pro forma	**129**	448	320

Prior to the change in accounting for goodwill, Ashland's segments recognized goodwill amortization of $42 million in 2001 ($25 million for APAC, $7 million for Ashland Distribution, $9 million for Ashland Specialty Chemical and $1 million for Valvoline) and $29 million in 2000 ($22 million for APAC, $1 million for Ashland Distribution, $5 million for Ashland Specialty Chemical and $1 million for Valvoline). In addition, part of Ashland's excess investment in Marathon Ashland Petroleum LLC (MAP) was accounted for as goodwill and was being amortized at a rate of $10 million a year prior to the adoption of FAS 142.

APAC

The APAC construction companies generated operating income of $122 million in 2002, compared to $55 million in 2001. The improvement reflects the net effects of better operating results, the change in accounting for goodwill, costs associated with APAC's business process redesign initiative, and a non-recurring charge of $18 million related to the Manassas, Virginia division that reduced last year's earnings. Earnings from construction jobs and the asphalt plants improved, reflecting better margins. These margin improvements resulted from more efficient production and favorable weather conditions, lower costs for liquid asphalt, fuel and power, and the prior year completion of most of the low-margin work obtained in acquisitions. Goodwill amortization amounted to $25 million in 2001, but the expense reduction from eliminating that amortization was largely offset by costs of $17 million in 2002 associated with the process redesign initiative.


$140
$55
$122
00 01 02
APAC Operating Income
(In millions)

Operating income from APAC amounted to $55 million in 2001, compared to $140 million in 2000. The decline resulted principally from unusually severe winter weather in most of APAC's operating regions, weak construction margins and a charge of $18 million to correct improper recognition of construction contract earnings at its Manassas division. Net construction job revenue (total revenue less subcontract costs) was about flat, while production of hot-mix asphalt and aggregate were both up modestly. The sale of certain operations in September 2000 resulted in a decline in the production of ready-mix concrete. However, the levels of construction activity and material production were less important factors than the conditions under which the work took place (extreme cold and precipitation) that made the processes highly inefficient. Construction contract margins were also depressed as many low-margin jobs obtained in acquisitions worked their way through the backlog, and the level of higher-margin private work declined as a result of the economic slowdown.

During an internal investigation of financial activities at APAC's Manassas division in the March 2001 quarter, it was discovered that the division's earnings had been intentionally overstated, and local management of the division was replaced. Independent investigations confirmed that the problems related primarily to the improper recognition of revenues and failure to recognize certain costs over a period of about two years. No evidence of any impact on, or involvement by, outside parties, customers or suppliers was discovered.

Ashland Distribution

Operating income of Ashland Distribution amounted to $1 million in 2002, compared to $35 million in 2001. Overall sales were off 11%, reflecting weak markets and internal execution problems related to the implementation of an enterprise resource planning system. Of all of Ashland's businesses, Ashland Distribution is the most sensitive to industrial output, which remains soft in comparison to prior years. However, sales in the September 2002 quarter exceeded last year's amount for that period and were also up 13% from the low point experienced in the December 2001 quarter. Economic improvements and vigorous efforts to improve service across-the-board with new processes are continuing to occur. Reported results include income of $7 million from the settlement of a sorbate class action antitrust suit in 2002, compared to $11 million from a similar class action involving citric acid in 2001. Results for 2001 also included charges of $7 million for goodwill amortization and write-offs prior to the change in accounting.


$70
$35
$1
Ashland Distribution
Operating Income
00 01 02
(In millions)

Operating income from Ashland Distribution amounted to $35 million in 2001, compared to $70 million in 2000. Overall sales declined 11%, principally reflecting the challenging economic environment and a slowdown in key customer markets. The unfavorable economic conditions also led to higher credit losses, particularly for the North American plastics distribution and energy services divisions. However, the effects of these declines were partially offset by expense reductions and various margin improvement efforts. Such efforts resulted in higher earnings from three distribution business units - industrial chemicals, fine ingredients and European plastics distribution. Results of Ashland Distribution for 2001 reflect a goodwill write-off of $6 million and other asset impairment charges, the combination of which was largely offset by the proceeds of $11 million from the citric acid settlement.

Ashland Specialty Chemical

Operating income from Ashland Specialty Chemical increased to $87 million in 2002, a 50% increase compared to its recession-weakened results of $58 million in 2001. Despite softness in unit volumes, Ashland Specialty Chemical has achieved steady improvement throughout the year. Results improved from performance materials (unsaturated polyester resins, foundry chemicals and adhesives) and water treatment chemicals and services. In addition, the semiconductor industry is continuing to recover from its worldwide downturn during 2001. As a result, electronic chemicals had a much better performance in the last half of 2002 even though results from that division were still down for the year. Results of Ashland Specialty Chemical for 2001 included a charge of $9 million for goodwill amortization and write-downs prior to the change in accounting.


$95
$58
$87
Ashland Specialty Chemical
Operating Income
00 01 02
(In millions)

Ashland Specialty Chemical's operating income amounted to $58 million in 2001, compared to $95 million in 2000. Earnings from marine and water treatment chemicals were up, but these improvements were more than offset by significant declines in other business units that are more sensitive to a weak economy, including foundry products, specialty adhesives, maleic anhydride and polyester resins. Profits from electronic chemicals also deteriorated sharply as 2001 progressed, reflecting the worldwide downturn in the semiconductor manufacturing industry. Results of Ashland Specialty Chemical for 2001 reflect a goodwill write-down of $4 million and minor asset impairment charges.

Valvoline

Operating income from Valvoline was $77 million in 2002, compared to $81 million in 2001. The decline was attributable entirely to lower sales of R-12 automotive refrigerant that contributed essentially no gross profit to 2002 results, compared to $13 million in 2001. However, strong results from core lubricants, automotive chemicals and international operations, as well as a record year from Valvoline Instant Oil Change (VIOC), largely offset the reduced earnings from sales of R-12. Lubricant volumes were up 6% and sales of premium lubricants continued to grow. Increasing numbers of premium oil changes using MaxLife, Durablend and SynPower also contributed to VIOC's record year. Earnings from automotive chemicals and international operations both recovered strongly from their weakened levels in 2001.


$78
$81
$77
Valvoline Operating Income
00 01 02
(In millions)

At September 30, 2002, VIOC operated 363 company-owned service centers, compared to 364 centers in 2001 and 358 centers in 2000. The VIOC franchising program continues to expand, with 335 centers open at September 30, 2002, compared to 311 centers in 2001 and 272 centers in 2000. VIOC's future growth will continue to focus principally on expanding the number of franchised rather than company-owned centers.

Valvoline's operating income increased from $78 million in 2000 to $81 million in 2001. Results from the core lubricants business and Eagle One were up, offsetting declines from other businesses. Although domestic sales of Valvoline branded motor oil were comparable to 2000, sales of premium motor oils, such as MaxLife, continued to grow at a rapid rate. Sales of Eagle One products were up 16%, and its operating income amounted to more than 10% of its revenues. Results from international operations were down as sales volumes fell, with Europe experiencing the largest decline. Results from VIOC improved during the September 2001 quarter, but were down slightly from 2000, which included gains on the sale of certain company-owned service centers. Earnings from automotive chemicals and antifreeze suffered from lower margins.

Refining and Marketing

Operating income from Refining and Marketing, which consists primarily of equity income from Ashland's 38% ownership interest in MAP, was $143 million in 2002, down from a record $707 million in 2001. Equity income from MAP's refining and wholesale marketing operations was down $585 million due principally to weak refining margins. The reduction of $3.35 a barrel in MAP's refining and wholesale marketing margin resulted from an industry-wide decline in demand for petroleum products and a narrow differential between sweet and sour crude oil prices. Sour crude oils typically account for about 60% of MAP's crude oil slate. Equity income from MAP's retail operations (Speedway SuperAmerica and a 50% interest in the Pilot Travel Centers joint venture) improved slightly, reflecting the net effects of higher sales volumes of products and merchandise, improved merchandise margins and lower product margins. Equity income from MAP for 2001 also included a charge of $10 million for goodwill amortization.


$361
$707
$143
00 01 02
Refining and Marketing Operating Income
(In millions)

Operating income from Refining and Marketing amounted to a record $707 million in 2001, compared to $361 million in 2000. Equity income from MAP's refining and wholesale marketing operations was up $404 million, reflecting the net effects of strong refining margins, a slight reduction in refined product sales and higher operating and administrative expenses. The increase of $2.54 a barrel in MAP's refining and wholesale marketing margin reflected tight product supplies during much of 2001 in its primary Midwest market. However, equity income from MAP's retail operations declined by $40 million. The decline principally reflects lower product margins and volumes, reduced earnings from merchandise sales and higher operating expenses.

Corporate

Corporate expenses were $92 million in 2002, $85 million in 2001 and $73 million in 2000. The increase in 2001 principally reflects higher incentive and deferred compensation costs. Although such costs were down in 2002, the effects were more than offset by higher administrative expenses and additional reserves for environmental, litigation and severance costs.

Net interest and other financial costs

The following table summarizes the components of net interest and other financial costs.

(In millions)	**2002**	2001	2000
Net interest and other financial costs			
Interest expense	**$135**	$162	$191
Expenses on sales of accounts receivable	**4**	8	6
Loss on early retirement of debt	**–**	5	6
Other financial costs	**3**	2	1
Interest income	**(4)**	(2)	(10)
	$138	$175	$194

The decreases in Ashland's interest expense during this period resulted principally from reductions in the average level of debt outstanding. However, lower interest rates also brought the expense down from prior year levels by $9 million in 2002 and $4 million in 2001. Expenses on sales of accounts receivable also reflect lower interest rates since that program was implemented in March 2000.

Income taxes

Ashland's overall effective income tax rate amounted to 35.5% in 2002, 40.4% in 2001 and 39.6% in 2000. The tax rate declined in 2002 principally as a result of the accounting change for goodwill, reduced state income taxes and a lower tax rate on foreign results. The accounting change eliminated the amortization for financial reporting purposes, and most of that amortization was not deductible for income tax purposes. In addition, state income tax rates actually experienced were lower than those previously assumed in the deferred tax calculations. Those reductions resulted from changing apportionment factors related to MAP's earnings and the use of tax loss carryforwards in various jurisdictions that had not been recognized in prior years due to uncertainties as to their ultimate realization.

Discontinued operations and accounting changes

During 2000, Ashland spun-off the majority of its shares of Arch Coal common stock to Ashland's shareholders. Ashland subsequently sold its remaining Arch Coal shares in a public offering in February 2001. Any net income or loss associated with Arch Coal (including the costs of the spin-off) is included in discontinued operations. The loss of $218 million in 2000 associated with Arch Coal included $203 million related to asset impairment and restructuring costs. The net gain of $19 million in 2001 represents an after-tax gain of $33 million on the sale of the Arch Coal shares, less after-tax charges of $14 million from reserves related to other discontinued operations.

As a result of the adoption of FAS 142, Ashland recognized an impairment loss of $12 million after income taxes in 2002 related to the goodwill of Ashland Distribution. In addition, the cumulative effect of the change in the method of accounting for derivatives by MAP resulted in an after-tax charge to Ashland of $5 million in 2001.

FINANCIAL POSITION

Liquidity

Cash flows from operations, a major source of Ashland's liquidity, amounted to $188 million in 2002, $829 million in 2001 and $484 million in 2000. Such amounts include cash distributions from MAP of $196 million in 2002, $658 million in 2001 and $279 million in 2000. MAP operates on a calendar year basis and is organized as a limited liability company that has elected to be taxed as a partnership. As a result, Ashland pays income taxes on most of its share of the taxable earnings reported by MAP in the following year, creating additional variability in Ashland's cash flows from year to year. Income taxes paid by Ashland related to MAP's earnings amounted to $239 million in 2002, $157 million in 2001 and $54 million in 2000.

Cash flows from operations for 2000 were increased by proceeds of $150 million from the sale of receivables (reflected as part of the change in operating assets and liabilities). Over the last three years, cash flows from operations have exceeded Ashland's capital requirements for net property additions and dividends by nearly $750 million, providing additional funds for debt reductions, stock purchases and acquisitions.

Ashland's financial position has enabled it to obtain capital for its financing needs and to maintain investment grade ratings on its senior debt of Baa2 from Moody's and BBB from Standard & Poor's. Ashland has two revolving credit agreements providing for up to $425 million in borrowings, neither of which has been used. Furthermore, Ashland has access to the commercial paper markets and various uncommitted lines of credit. While the revolving credit agreements contain a covenant limiting new borrowings based on Ashland's stockholders' equity, these agreements would have permitted an additional $1.4 billion of borrowings at September 30, 2002. Additional permissible borrowings are increased (decreased) by 150% of any increase (decrease) in stockholders' equity.

At September 30, 2002, working capital (excluding debt due within one year) amounted to $615 million, compared to $788 million at the end of 2001. Ashland's working capital is affected by its use of the LIFO method of inventory valuation. That method valued inventories below their replacement costs by $65 million at September 30, 2002, and $70 million at September 30, 2001. Liquid assets (cash, cash equivalents and accounts receivable) amounted to 78% of current liabilities at September 30, 2002, compared to 94% at the end of 2001.

Capital resources

Property additions amounted to $622 million during the last three years and are summarized in the Information by Industry Segment on page 61. For that period, APAC accounted for 48% of Ashland's capital expenditures, while Ashland Specialty Chemical accounted for an additional 28%. Capital used for acquisitions (including assumed debt and companies acquired through the issuance of common stock) amounted to $705 million during the last three years, of which $623 million was invested in APAC, $79 million in Ashland Specialty Chemical and $3 million in Valvoline. A summary of the capital employed in Ashland's operations follows.

(In millions)	**2002**	2001	2000
Capital employed			
APAC	**$1,039**	$1,047	$1,156
Ashland Distribution	**459**	470	574
Ashland Specialty Chemical	**610**	612	597
Valvoline	**343**	389	333
Refining and Marketing	**1,818**	1,654	1,679
	$4,269	$4,172	$4,339

Long-term borrowings provided cash flows of nearly $1.1 billion during the last three years, including the issuance of $600 million in debt related to the acquisition of the construction operations of Superfos and $457 million of medium-term notes. The proceeds from these long-term borrowings were used in part to retire $984 million of long-term debt, including the $600 million of Superfos-related debt. Debt retirements included scheduled maturities, as well as prepayments or refundings to reduce interest costs. Cash flows were supplemented as necessary by the issuance of short-term notes and commercial paper.

During 2002, Ashland reduced its total debt by $64 million to $1.8 billion. However, stockholders' equity also declined during 2002 by $53 million to $2.2 billion. Ashland's net income of $117 million for 2002 was more than offset by cash dividends of $76 million, common stock purchases of $42 million and a noncash charge of $88 million to recognize an additional pension liability. On balance, debt as a percent of capital employed was reduced slightly from 45.7% at the end of 2001 to 45.4% at September 30, 2002.

At September 30, 2002, Ashland's debt included $151 million of floating-rate obligations, including short-term commercial paper of $10 million and $141 million of long-term debt, and the interest rates on an additional $153 million of fixed-rate, medium-term notes were effectively converted to floating rates through interest rate swap agreements. In addition, Ashland's costs under its sale of receivables program and various operating leases are based on the floating-rate interest costs on $268 million of third-party debt underlying those transactions. As a result, Ashland was exposed to fluctuations in short-term interest rates on $572 million of debt obligations at September 30, 2002.

Ashland and its subsidiaries are lessees of office buildings, retail outlets, transportation and off-road construction equipment, warehouses and storage facilities, and other equipment, facilities and properties under leasing agreements that expire at various dates. Capitalized lease obligations are not significant and are included in long-term debt. Aggregate maturities of long-term debt and minimum rental payments under operating leases are summarized below for each of the periods shown.

(In millions)	Total	2003	2004-2005	2006-2007	After 2007
Contractual obligations					
Long-term debt	$1,797	$191	$464	$185	$ 957
Operating leases	262	47	73	47	95
	$2,059	$238	$537	$232	$1,052

Under various operating leases, Ashland has guaranteed the residual value of the underlying leased property. If Ashland had cancelled those leases as of September 30, 2002, its maximum obligations under the related residual value guarantees would have amounted to $137 million. Ashland does not expect to incur any significant charge to earnings under these guarantees, $74 million of which relates to real estate. These lease agreements are with unrelated third party lessors and Ashland has no additional contractual or other commitments to any parties to the leases.

Ashland has also guaranteed 38% of MAP's payments for certain crude oil purchases, up to a maximum guarantee of $86 million. At September 30, 2002, Ashland's contingent liability under this guarantee amounted to $72 million. Ashland has not made and does not expect to make any payments under this guarantee.

During 2000, Ashland entered into a five-year agreement to sell, on an ongoing basis and with limited recourse, up to a $200 million undivided interest in a designated pool of accounts receivable. Under the terms of the agreement, new receivables are added to the pool and collections reduce the pool. Since inception, interests totaling $150 million have been sold on a continuous basis. Ashland retains a credit interest in these receivables and addresses its risk of loss on this retained interest in its allowance for doubtful accounts. Receivables sold exclude defaulted accounts (as defined) or concentrations over certain limits with any one customer.

Earnings before interest, taxes, depreciation and amortization (EBITDA) is a widely accepted financial indicator of a company's ability to incur and service debt. Ashland's EBITDA, which represents operating income plus depreciation, depletion and amortization, amounted to $558 million in 2002, $1.1 billion in 2001 and $908 million in 2000. EBITDA should not be considered in isolation or as an alternative to net income, operating income, cash flows from operations, or a measure of profitability, liquidity or performance under generally accepted accounting principles.

From time to time, Ashland's Board of Directors has authorized the purchase of shares of Ashland common stock in the open market. As of September 30, 2002, Ashland could purchase an additional 2.7 million shares under previous authorizations. The number of shares ultimately purchased and the prices Ashland will pay for its stock are subject to periodic review by management.

During 2003, Ashland expects capital expenditures of approximately $165 million. Ashland anticipates meeting its capital requirements during 2003 for property additions, dividends and scheduled debt repayments of $191 million from internally generated funds. However, external financing may be necessary to provide funds for acquisitions or other corporate purposes.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

The preparation of Ashland's consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosures of contingent assets and liabilities. Significant items that are subject to such estimates and assumptions include long-lived assets, employee benefit obligations, reserves for asbestos litigation and environmental remediation, and income recognized under construction contracts. Although management bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, actual results could differ significantly from the estimates under different assumptions or conditions. Management has reviewed the estimates affecting these items with the Audit Committee of Ashland's Board of Directors.

Long-lived assets

The cost of plant and equipment is depreciated by the straight-line method over the estimated useful lives of the assets. Useful lives are based on historical experience and are adjusted when changes in planned use, technological advances or other factors show that a different life would be more appropriate. Such costs are periodically reviewed for recoverability when impairment indicators are present. Such indicators include, among other factors, operating losses, unused capacity, market value declines and technological obsolescence. Recorded values of plant and equipment that are not expected to be recovered through undiscounted future net cash flows are written down to current fair value, which is generally determined from estimated discounted future net cash flows (assets held for use) or net realizable value (assets held for sale). Although circumstances can change considerably over time, Ashland is not aware of any impairment indicators that would necessitate periodic reviews on any significant asset within its plant and equipment at this time.

Goodwill and other intangible assets with indefinite lives are subject to annual impairment tests. As a result of Ashland's initial impairment test under FAS 142, the entire goodwill of $14 million of Ashland Distribution was written off in 2002. Ashland's reporting units are generally synonymous with its industry segments, except that the individual operating divisions of Ashland Specialty Chemical are also considered reporting units under FAS 142. Since market prices of Ashland's reporting units are not readily available, management makes various estimates and assumptions in determining the estimated fair values of those units. Fair values are based principally on EBITDA multiples of peer group companies for each of these reporting units. Except for the goodwill of Ashland Distribution, the tests indicated that the fair values of each of Ashland's remaining reporting units with significant goodwill were in excess of their carrying values by at least 20%.

Employee benefit obligations

Ashland and its subsidiaries sponsor noncontributory, defined benefit pension plans that cover substantially all employees. Benefits under these plans are generally based on employees' years of service and compensation during the years immediately preceding their retirement. In addition, these companies also sponsor other postretirement benefit plans, which provide health care and life insurance benefits for eligible employees who retire or are disabled. Retiree contributions to Ashland's health care plans are adjusted periodically, and the plans contain other cost-sharing features, such as deductibles and coinsurance. Life insurance plans are generally noncontributory.

The principal assumptions used to determine Ashland's pension and other postretirement benefit costs are the discount rate, the salary adjustment rate and the expected return on plan assets. Nearly all of Ashland's retiree health care plans contain a cap that limits Ashland's contributions to base year per capita costs, plus annual increases of up to 4.5% per year. Ashland believes that medical inflation will continue at a rate in excess of 4.5% for the immediate future and, as a result, no explicit assumption was required as to the expected rate of future medical inflation.

The discount rates used to determine the present value of future pension payments, medical costs and life insurance benefits are based on the yields on high-quality, fixed-income investments (such as Moody's Aa-rated corporate bonds), as adjusted for the longer duration of Ashland's pension and other postretirement benefit obligations. The present values of Ashland's future pension and other postretirement obligations were determined using discount rates of 6.75% at September 30, 2002, and 7.25% at September 30, 2001. Ashland's expense under these plans is determined using the discount rate as of the beginning of the fiscal year, which amounted to 7.25% for 2002, 7.75% for both 2001 and 2000, and will be 6.75% for 2003.

The salary adjustment rate and the expected return on plan assets were assumed to be 5% and 9% for each of the last three years, and those factors will also be used to determine Ashland's costs for 2003. The salary assumption has been indicative of actual results for the last few years, but actual returns on plan assets have been below the expected amounts during two of the last three years. For 2002, the pension plan assets generated a loss of 6.7%, compared to a loss of 7.1% in 2001 and income of 12.3% in 2000. However, the expected return on plan assets is designed to be a long-term assumption that will be subject to considerable year-to-year variability by its inherent nature. Ashland has generated compounded annual investment returns of 2.1% and 7.3% on its pension plan assets over the last five and ten year periods. Although those returns are well below the long-term assumption, they were measured with the ending point amidst a two-year period of declining stock prices that accompanied depressed economic conditions. For the five and ten year periods that ended in September 2000 prior to this adverse investment climate, the compounded annual investment returns on Ashland's pension plan assets were 11.4% and 12.4%.

Shown below are the estimated increases in pension and other postretirement costs that would have resulted from a 1% change in the principal assumptions for each of the last three years.

(In millions)	**2002**	2001	2000
Increase in pension costs from			
Decrease in the discount rate	**$21**	$15	$14
Increase in the salary adjustment rate	**10**	6	6
Decrease in the expected return on plan assets	**5**	5	4
Increase in other postretirement costs from			
Decrease in the discount rate	**4**	3	2

Asbestos-related litigation
Ashland is subject to liabilities from claims alleging personal injury caused by exposure to asbestos. Those claims result primarily from indemnification obligations undertaken in 1990 in connection with the sale of Riley Stoker Corporation (Riley), a former subsidiary. Ashland's reserve for asbestos claims amounted to $202 million at September 30, 2002, and reflects the estimated costs on an undiscounted basis that will be incurred over an extended period to resolve open claims.

The reserve for asbestos claims is based on assumptions and estimates derived from currently known facts. However, projecting future events, such as the average cost of resolving the open claims, is subject to numerous variables that are extremely difficult to predict. These variables include the type and severity of the disease alleged by each claimant, dismissal rates, future costs of medical treatment, the impact of bankruptcies of other companies that are co-defendants in claims, uncertainties surrounding the litigation process from jurisdiction to jurisdiction and from case to case, and the impact of potential changes in legislative or judicial standards.

Insurance provides reimbursements for most of the litigation defense and claim settlement costs incurred, and coverage-in-place agreements exist with the insurance carriers that provide substantially all of the coverage that is currently being accessed. The amounts not recoverable are generally due from insurers that are insolvent, rather than as a result of uninsured claims or the exhaustion of the insurance coverage. At September 30, 2002, the receivable for recoveries of litigation defense and claim settlement costs from insurers amounted to $196 million, including $24 million related to costs previously incurred.

Ashland believes that insurance will cover the majority of the costs that will be incurred on open and future asbestos claims. Equitas Limited (Equitas) and other London companies currently provide about 59% of the insurance coverage, and this percentage could decline over time to around 44% if higher layers of coverage provided by other carriers have to be accessed. The remaining 41% of the coverage is currently provided by five companies, all of which are rated A or higher by A. M. Best Company. Depending upon the level of costs that are ultimately incurred, the non-London coverage could ultimately expand to about 25 insurance companies or groups. Companies or groups that provide about 90% of this coverage are also rated A or higher.

Ashland has not recognized a reserve for future asbestos claims that may be asserted. Although additional claim filings are expected, Ashland does not have sufficient information to make a reasonable estimate of the number of new claims that might be filed. Furthermore, any predictions about the other variables discussed previously are subject to even greater uncertainty as the projection period lengthens. Ashland has retained the services of professional advisors to assist management in the estimation of projected liabilities and probable insurance recoveries for future asbestos claims. Results of that effort are expected to be available during the quarter ending March 31, 2003.

Although coverage limits are resolved in the coverage-in-place agreement with Equitas and the other London companies, there is a disagreement with these companies over the timing of recoveries. Depending upon the assumptions made with respect to the projected payments to settle future claims, an unfavorable resolution of this disagreement could materially affect the present value of additional insurance recoveries from those companies. Until such time as this disagreement is resolved, Ashland will use the less favorable interpretation of this agreement in estimating such insurance recoveries.

Environmental remediation
Ashland is subject to various federal, state and local environmental laws and regulations that require environmental assessment or remediation efforts (collectively environmental remediation) at multiple locations. At September 30, 2002, such locations included 97 waste treatment or disposal sites where Ashland has been identified as a potentially responsible party under Superfund or similar state laws, approximately 140 current and former operating facilities (including certain facilities conveyed to MAP) and about 1,220 service station properties. Ashland's reserves for environmental remediation amounted to $169 million at September 30, 2002, and reflect its estimates of the most likely costs that will be incurred over an extended period to remediate identified conditions for which the costs are reasonably estimable, without regard to any third-party recoveries. Engineering studies, probability techniques, historical experience and other factors are used to identify and evaluate remediation alternatives and their related costs, in determining the estimated reserves for environmental remediation.

Environmental remediation reserves are subject to numerous inherent uncertainties that affect Ashland's ability to estimate its share of the costs. Such uncertainties involve the nature and extent of contamination at each site, the extent of required cleanup efforts under existing environmental regulations, widely varying costs of alternate cleanup methods, changes in environmental regulations, the potential effect of continuing improvements in remediation technology, and the number and financial strength of other potentially responsible parties at multiparty sites. Ashland regularly adjusts its reserves as environmental remediation continues.

None of the remediation locations is individually material to Ashland as its largest reserve for any site is less than $10 million. As a result, Ashland's exposure to adverse developments with respect to any individual site is not expected to be material, and these sites are in various stages of ongoing remediation. Although environmental remediation could have a material effect on results of operations if a series of adverse developments occurs in a particular quarter or fiscal year, Ashland believes that the chance of such developments occurring in the same quarter or fiscal year is remote.

Construction contracts

Income related to construction contracts is generally recognized by the units-of-production method, which is a variation of the percentage-of-completion method. Construction jobs by their very nature are subject to numerous risks that could create variances from expectations. Such risks include changes in raw material and other costs, adverse weather conditions and the performance of subcontractors and other entities. Income is only known for certain after a job is completed, and the extent of completion can be difficult to assess in certain circumstances.

The extent of completion for each production phase is determined by reference to material quantities, labor hours, subcontract costs or other factors that are believed to be most indicative of the progress made under each phase of a project. Revenues earned are computed by reference to the extent of completion and either the contract or detailed analyses of revenues and expenses by production phase that supported the related construction contract or bid proposal. These detailed analyses also serve as early indicators as to whether a construction contract may ultimately be completed at a loss. Any anticipated losses on such contracts are charged against operations as soon as such losses are determined to be probable and estimable.

Assumptions concerning the extent of completion can have a significant affect on the income recognized on an individual construction project in any period. However, the effects of individual assumptions on APAC's reported results are mitigated to a large extent by the significant number of jobs in various stages of completion at any point in time.

DERIVATIVE INSTRUMENTS

Ashland selectively uses unleveraged interest rate swap agreements to obtain greater access to the lower borrowing costs normally available on floating-rate debt, while minimizing refunding risk through the issuance of long-term, fixed-rate debt. Ashland's intent is to maintain its floating-rate exposure between 25% and 45% of total interest-bearing obligations. At September 30, 2002, Ashland held interest rate swaps that effectively converted the interest rates on $153 million of fixed-rate, medium-term notes to floating rates based upon three-month LIBOR. The swaps have been designated as fair value hedges, and since the critical terms of the debt instruments and the swaps match, the hedges are assumed to be perfectly effective, with the changes in fair value of the debt and swaps offsetting.

Ashland regularly uses commodity-based and foreign currency derivative instruments to manage its exposure to price fluctuations associated with the purchase and sale of natural gas in its energy services business and certain transactions denominated in foreign currencies. In addition, Ashland opportunistically enters into petroleum crack-spread futures to economically hedge or enhance its equity earnings and cash distributions from MAP. Although certain of these instruments could be designated as qualifying for hedge accounting treatment, Ashland has not elected to do so. Therefore, the fair value of the derivatives is recorded on the balance sheet, with the offsetting gain or loss recognized in earnings during the period of change. The potential loss from a hypothetical 10% adverse change in commodity prices or foreign currency rates on Ashland's open commodity-based and foreign currency derivative instruments at September 30, 2002, would not significantly affect Ashland's consolidated financial position, results of operations, cash flows or liquidity.

MAP uses commodity-based futures, forwards, swaps and options to reduce the effects of price fluctuations on purchases and sales of crude oil, natural gas and refined products. MAP has not elected to designate these derivative instruments as qualifying for hedge accounting treatment. As a result, the changes in fair value of these derivatives are recognized in earnings during the period of change, impacting Ashland's equity income from MAP accordingly.

OUTLOOK

Ashland's strategy has consistently been to strengthen its wholly owned businesses, maintain a strong financial position and manage its investment in MAP for growth in earnings and cash distributions. In October 2002, management announced the following eight-point plan to bring this strategy into sharper focus and improve Ashland's profitability.

- Identify and divest assets that cannot achieve desired market strength as part of Ashland.
- Increase revenues and profits, largely through organic means, by expanding in existing or adjacent product and geographic markets, primarily in APAC and Ashland Specialty Chemical.
- Reduce debt over time to a target of 35% of capital employed from a current level of about 45%. In the near term, debt reduction will be emphasized over stock repurchases and growth investments.
- Reduce general and administrative expenses by $25 million a year.
- Improve returns from Ashland Distribution or pursue strategic alternatives for this business.
- Increase returns from APAC, achieving a 10% after-tax return on capital employed by fiscal 2004.
- Capture value from the MAP investment through cash distributions.
- Improve organizational effectiveness by using common processes across all of Ashland's businesses to improve operating efficiency.

In October, APAC announced a strategic reorganization of operations to become more competitive in each of its markets and more efficient. APAC's first priority is to complete this effort and finish implementing its ongoing business process redesign initiative. In addition, Ashland Distribution has completely redesigned the way it goes to market by restructuring its sales organization, consolidating its marketing into regional territories and changing its processes to become more efficient and customer service oriented.

At September 30, 2002, APAC's construction backlog amounted to $1.7 billion, compared to $1.6 billion at the end of 2001. Public sector work in the backlog increased 5% during the year from $1.5 billion to $1.6 billion, and the public funding outlook remains positive. Private contract work declined from $149 million at the end of 2001 to $136 million this year, reflecting the weaker economy.

Ashland's sales and operating revenues are normally subject to seasonal variations. Although APAC tends to enjoy a relatively long construction season, most of its operating income is generated during the construction period of May to October. In addition, MAP experiences demand increases for gasoline during the summer driving season, for propane and distillate during the winter heating season and for asphalt during the construction season. The following table compares operating income by quarter for the three years ended September 30, 2002 (amounts for each quarter do not necessarily total to results for the year due to rounding).

(In millions)	**2002**	2001	2000
Quarterly operating income (loss)			
December 31	**$ 98**	$144	$111
March 31	**(1)**	87	90
June 30	**137**	369	268
September 30	**104**	251	203

EFFECTS OF INFLATION AND CHANGING PRICES

Ashland's financial statements are prepared on the historical cost method of accounting and, as a result, do not reflect changes in the purchasing power of the U.S. dollar. Although annual inflation rates have been low in recent years, Ashland's results are still affected by the cumulative inflationary trend from prior years.

In the capital-intensive industries in which Ashland operates, replacement costs for its properties would generally exceed their historical costs. Accordingly, depreciation, depletion and amortization expense would be greater if it were based on current replacement costs. However, since replacement facilities would reflect technological improvements and changes in business strategies, such facilities would be expected to be more productive than existing facilities, mitigating part of the increased expense.

Ashland uses the LIFO method to value a substantial portion of its inventories to provide a better matching of revenues with current costs. However, LIFO values such inventories below their replacement costs.

Monetary assets (such as cash, cash equivalents and accounts receivable) lose purchasing power as a result of inflation, while monetary liabilities (such as accounts payable and indebtedness) result in a gain, because they can be settled with dollars of diminished purchasing power. Ashland's monetary liabilities exceed its monetary assets, which results in net purchasing power gains and provides a hedge against the effects of future inflation.

FORWARD-LOOKING STATEMENTS

Management's Discussion and Analysis (MD&A) contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, with respect to various information in the sections entitled Capital Resources, Application of Critical Accounting Policies, Derivative Instruments and Outlook. Estimates as to operating performance and earnings are based on a number of assumptions, including those mentioned in MD&A. Such estimates are also based upon internal forecasts and analyses of current and future market conditions and trends, management plans and strategies, weather, operating efficiencies and economic conditions, such as prices, supply and demand, and cost of raw materials. Although Ashland believes its expectations are based on reasonable assumptions, it cannot assure the expectations reflected in MD&A will be achieved. This forward-looking information may prove to be inaccurate and actual results may differ significantly from those anticipated if one or more of the underlying assumptions or expectations proves to be inaccurate or is unrealized, or if other unexpected conditions or events occur. Other factors and risks affecting Ashland are contained in Risks and Uncertainties in Note A to the Consolidated Financial Statements and in Ashland's Form 10-K for the fiscal year ended September 30, 2002. Ashland undertakes no obligation to subsequently update or revise these forward-looking statements.

REPORT OF MANAGEMENT

Management is responsible for the consolidated financial statements and other financial information included in this Annual Report. Such financial statements are prepared in accordance with accounting principles generally accepted in the United States. Accounting principles are selected and information is reported which, using management's best judgment and estimates, present fairly Ashland's consolidated financial position, results of operations and cash flows. The other financial information in this Annual Report is consistent with the consolidated financial statements.

Ashland's Code of Business Conduct summarizes our guiding values as obeying the law, adhering to high ethical standards and acting as responsible members of the communities where we operate. Compliance with that code forms the foundation of our internal control systems, which are designed to provide reasonable assurance that Ashland's assets are safeguarded and its records reflect, in all material respects, transactions in accordance with management's authorization. The concept of reasonable assurance is based on the recognition that the cost of a system of internal control should not exceed the related benefits. Management believes that adequate internal controls are maintained by the selection and training of qualified personnel, by an appropriate division of responsibility in all organizational arrangements, by the establishment and communication of accounting and business policies, and by internal audits.

The Board, subject to stockholder ratification, selects and engages the independent auditors based on the recommendation of the Audit Committee. The Audit Committee, composed of directors who are not members of management, reviews the adequacy of Ashland's policies, procedures and controls, the scope of auditing and other services performed by the independent auditors, and the scope of the internal audit function. The Committee holds meetings with Ashland's internal auditor and independent auditors, with and without management present, to discuss the findings of their audits, the overall quality of Ashland's financial reporting and their evaluation of Ashland's internal controls.

Ernst & Young, independent auditors, are engaged to audit Ashland's consolidated financial statements. Their audit includes a review of Ashland's internal controls to the extent they consider necessary in the circumstances, and their report follows.

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Ashland Inc.

We have audited the accompanying consolidated balance sheets of Ashland Inc. and consolidated subsidiaries as of September 30, 2002 and 2001, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended September 30, 2002. These financial statements are the responsibility of Ashland's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above (appearing on pages 43 to 61 of this annual report) present fairly, in all material respects, the consolidated financial position of Ashland Inc. and consolidated subsidiaries at September 30, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended September 30, 2002, in conformity with accounting principles generally accepted in the United States.

As discussed in Note A to the financial statements, in 2002 the Company changed its method of accounting for goodwill and other intangible assets. Additionally, as discussed in Note A to the financial statements, in 2001 the Company and its unconsolidated affiliate, Marathon Ashland Petroleum LLC, changed their method of accounting for derivatives.

Ernst & Young LLP

Cincinnati, Ohio
November 6, 2002

Ashland Inc. and Consolidated Subsidiaries

Statements of Consolidated Income

Years Ended September 30

(In millions except per share data)	**2002**	2001	2000
Revenues			
Sales and operating revenues	**$7,543**	$7,719	$7,961
Equity income – Note D	**181**	754	394
Other income	**68**	74	81
	7,792	8,547	8,436
Costs and expenses			
Cost of sales and operating expenses	**6,049**	6,319	6,434
Selling, general and administrative expenses	**1,185**	1,127	1,094
Depreciation, depletion and amortization	**220**	250	237
	7,454	7,696	7,765
Operating income	**338**	851	671
Net interest and other financial costs – Note E	**(138)**	(175)	(194)
Income from continuing operations before income taxes	**200**	676	477
Income taxes – Note J	**(71)**	(273)	(189)
Income from continuing operations	**129**	403	288
Results from discontinued operations (net of income taxes) – Note N	**–**	19	(218)
Income before cumulative effect of accounting changes	**129**	422	70
Cumulative effect of accounting changes (net of income taxes) – Note A	**(12)**	(5)	–
Net income	**$ 117**	$ 417	$ 70
Earnings per share – Note A			
Basic			
Income from continuing operations	**$ 1.86**	$ 5.79	$ 4.06
Results from discontinued operations	**–**	.27	(3.07)
Cumulative effect of accounting changes	**(.17)**	(.07)	–
Net income	**$ 1.69**	$ 5.99	$ .99
Diluted			
Income from continuing operations	**$ 1.83**	$ 5.73	$ 4.05
Results from discontinued operations	**–**	.26	(3.07)
Cumulative effect of accounting changes	**(.16)**	(.06)	–
Net income	**$ 1.67**	$ 5.93	$ .98

See Notes to Consolidated Financial Statements.

Ashland Inc. and Consolidated Subsidiaries

Consolidated Balance Sheets

September 30

(In millions)	2002	2001
Assets		
Current assets		
Cash and cash equivalents	$ 90	$ 236
Accounts receivable (less allowances for doubtful accounts of $35 million in 2002 and $34 million in 2001)	1,089	1,201
Inventories – Note A	485	495
Deferred income taxes – Note J	122	134
Other current assets	139	171
	1,925	2,237
Investments and other assets		
Investment in Marathon Ashland Petroleum LLC (MAP) – Note D	2,350	2,387
Goodwill	521	528
Other noncurrent assets	512	539
	3,383	3,454
Property, plant and equipment		
Cost		
APAC	1,358	1,290
Ashland Distribution	360	359
Ashland Specialty Chemical	906	887
Valvoline	379	374
Corporate	115	120
	3,118	3,030
Accumulated depreciation, depletion and amortization	(1,701)	(1,590)
	1,417	1,440
	$6,725	$7,131
Liabilities and Stockholders' Equity		
Current liabilities		
Debt due within one year		
Commercial paper	$ 10	$ –
Current portion of long-term debt	191	85
Trade and other payables	1,285	1,429
Income taxes	25	20
	1,511	1,534
Noncurrent liabilities		
Long-term debt (less current portion) – Note E	1,606	1,786
Employee benefit obligations – Note O	509	412
Deferred income taxes – Note J	256	448
Reserves of captive insurance companies	166	173
Other long-term liabilities and deferred credits	504	552
Commitments and contingencies – Notes F and M		
	3,041	3,371
Stockholders' equity – Notes E, K and L		
Preferred stock, no par value, 30 million shares authorized	–	–
Common stock, par value $1.00 per share, 300 million shares authorized Issued – 68 million shares in 2002 and 69 million shares in 2001	68	69
Paid-in capital	338	363
Retained earnings	1,961	1,920
Accumulated other comprehensive loss	(194)	(126)
	2,173	2,226
	$6,725	$7,131

See Notes to Consolidated Financial Statements.

Statements of Consolidated Stockholders' Equity

(In millions)	Common stock	Paid-in capital	Retained earnings	Accumulated other comprehensive loss	Total
Balance at October 1, 1999	$72	$464	$1,710	$ (46)	$2,200
Total comprehensive income[1]			70	(26)	44
Dividends					
Cash, $1.10 per common share			(78)		(78)
Spin-off of Arch Coal shares			(123)		(123)
Issued common stock under					
Stock incentive plans		8			8
Acquisitions of other companies		3			3
Repurchase of common stock	(2)	(87)			(89)
Balance at September 30, 2000	70	388	1,579	(72)	1,965
Total comprehensive income[1]			417	(54)	363
Cash dividends, $1.10 per common share			(76)		(76)
Issued common stock under					
stock incentive plans	1	22			23
Repurchase of common stock	(2)	(47)			(49)
Balance at September 30, 2001	69	363	1,920	(126)	2,226
Total comprehensive income[1]			**117**	**(68)**	**49**
Cash dividends, $1.10 per common share			**(76)**		**(76)**
Issued common stock under					
stock incentive plans		**16**			**16**
Repurchase of common stock	**(1)**	**(41)**			**(42)**
Balance at September 30, 2002	**$68**	**$338**	**$1,961**	**$(194)**	**$2,173**

(1) Reconciliations of net income to total comprehensive income follow.

(In millions)	**2002**	2001	2000
Net income	**$117**	$417	$70
Minimum pension liability adjustment	**(144)**	(57)	2
Related tax benefit (expense)	**56**	22	(1)
Unrealized translation gains (losses)	**19**	(21)	(37)
Related tax benefit	**1**	2	10
Total comprehensive income	**$ 49**	$363	$44

At September 30, 2002, the accumulated other comprehensive loss of $194 million (after tax) was comprised of net unrealized translation losses of $63 million and a minimum pension liability of $131 million.

See Notes to Consolidated Financial Statements.

Ashland Inc. and Consolidated Subsidiaries

Statements of Consolidated Cash Flows

Years Ended September 30

(In millions)	2002	2001	2000
Cash flows from operations			
Income from continuing operations	$ 129	$ 403	$ 288
Expense (income) not affecting cash			
Depreciation, depletion and amortization	220	250	237
Deferred income taxes	(119)	152	111
Equity income from affiliates	(181)	(754)	(394)
Distributions from equity affiliates	201	664	282
Other items	–	5	(19)
Change in operating assets and liabilities[1]	(62)	109	(21)
	188	829	484
Cash flows from financing			
Proceeds from issuance of long-term debt	55	52	988
Proceeds from issuance of common stock	11	15	5
Repayment of long-term debt	(140)	(169)	(675)
Repurchase of common stock	(42)	(49)	(89)
Increase (decrease) in short-term debt	10	(245)	63
Dividends paid	(76)	(76)	(78)
	(182)	(472)	214
Cash flows from investment			
Additions to property, plant and equipment	(185)	(205)	(232)
Purchase of operations – net of cash acquired	(15)	(91)	(590)
Proceeds from sale of operations	–	9	50
Other – net	26	13	71
	(174)	(274)	(701)
Cash provided (used) by continuing operations	(168)	83	(3)
Cash provided (used) by discontinued operations	22	86	(40)
Increase (decrease) in cash and cash equivalents	(146)	169	(43)
Cash and cash equivalents – beginning of year	236	67	110
Cash and cash equivalents – end of year	$ 90	$ 236	$ 67
Decrease (increase) in operating assets[1]			
Accounts receivable	$ 112	$ 70	$ 67
Inventories	11	5	–
Deferred income taxes	18	–	(28)
Other current assets	31	29	(27)
Investments and other assets	33	(170)	(92)
Increase (decrease) in operating liabilities[1]			
Trade and other payables	(133)	67	112
Income taxes	(17)	2	(13)
Noncurrent liabilities	(117)	106	(40)
Change in operating assets and liabilities	$ (62)	$ 109	$ (21)

(1) Excludes changes resulting from operations acquired or sold.

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

NOTE A – SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

The consolidated financial statements include the accounts of Ashland and its majority owned subsidiaries. Investments in joint ventures and 20% to 50% owned affiliates are accounted for on the equity method.

Risks and uncertainties

The preparation of Ashland's consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosures of contingent assets and liabilities. Significant items that are subject to such estimates and assumptions include long-lived assets, employee benefit obligations, reserves for asbestos litigation and environmental remediation, and income recognized under construction contracts. Although management bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, actual results could differ significantly from the estimates under different assumptions or conditions.

Ashland's results, including those of Marathon Ashland Petroleum LLC (MAP), are affected by domestic and international economic, political, legislative, regulatory and legal actions, as well as weather conditions. Economic conditions, such as recessionary trends, inflation, interest and monetary exchange rates, and changes in the prices of crude oil, petroleum products and petrochemicals, can have a significant effect on operations. Political actions may include changes in the policies of the Organization of Petroleum Exporting Countries or other developments involving or affecting oil-producing countries, including military conflict, embargoes, internal instability or actions or reactions of the U.S. government in anticipation of, or in response to, such actions. While Ashland maintains reserves for anticipated liabilities and carries various levels of insurance, Ashland could be affected by civil, criminal, regulatory or administrative actions, claims or proceedings relating to asbestos, environmental remediation or other matters. In addition, climate and weather can significantly affect Ashland's results from several of its operations, such as APAC's construction activities and MAP's refined product sales.

Inventories

(In millions)	**2002**	2001
Chemicals and plastics	**$367**	$374
Construction materials	**68**	74
Petroleum products	**58**	54
Other products	**51**	57
Supplies	**6**	6
Excess of replacement costs over LIFO carrying values	**(65)**	(70)
	$485	$495

Chemicals, plastics, petroleum products and supplies with a replacement cost of $321 million at September 30, 2002, and $330 million at September 30, 2001, are valued using the last-in, first-out (LIFO) method. The remaining inventories are stated generally at the lower of cost (using the first-in, first-out [FIFO] or average cost method) or market.

Long-lived assets, goodwill and other intangible assets

The cost of plant and equipment is depreciated by the straight-line method over the estimated useful lives of the assets. Such costs are periodically reviewed for recoverability when impairment indicators are present. Such indicators include, among other factors, operating losses, unused capacity, market value declines and technological obsolescence. Recorded values of plant and equipment that are not expected to be recovered through undiscounted future net cash flows are written down to current fair value, which is generally determined from estimated discounted future net cash flows (assets held for use) or net realizable value (assets held for sale).

As of October 1, 2001, Ashland adopted Financial Accounting Standards Board Statement No. 142 (FAS 142), "Goodwill and Other Intangible Assets." Under FAS 142, goodwill and intangible assets with indefinite lives are no longer amortized but are subject to annual impairment tests. Prior to the adoption of FAS 142, Ashland's goodwill was amortized by the straight-line method over periods generally ranging from 15 to 40 years, and goodwill amortization amounted to $42 million in 2001 and $29 million in 2000. The amount for 2001 included charges of $10 million for write-downs related to certain operations. Results from these operations consistently had been well below the levels that were expected when they were acquired, necessitating the impairment review and resulting write-downs.

When MAP was formed, Ashland's investment exceeded its underlying equity in the net assets of that company. That excess investment included $245 million that was accounted for as part of the carrying value of MAP's plant and equipment, and is being amortized on a straight-line basis over 15 years at a rate of $16 million a year. The remainder was accounted for as goodwill and was being amortized on a straight-line basis over 20 years at a rate of $10 million

NOTE A – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

a year prior to the adoption of FAS 142. At September 30, 2002, Ashland's investment exceeds its equity in the net assets of MAP by $323 million, of which $167 million represents plant and equipment that will continue to be amortized, and $156 million represents goodwill.

As a result of the adoption of FAS 142, it was determined that the goodwill of Ashland Distribution was impaired. Accordingly, an impairment loss of $14 million ($12 million net of income taxes) was recorded as a cumulative effect of accounting change as of October 1, 2001. Due to the nonamortization of goodwill, Ashland's reported results for 2002 are not comparable with previous years. The following table presents pro forma information assuming that Ashland adopted FAS 142 as of October 1, 1999.

(In millions)	**2002**	2001	2000
Income from continuing operations	**$ 129**	$ 448	$ 320
Earnings per share			
Basic	**1.86**	6.44	4.52
Diluted	**1.83**	6.37	4.51

All of Ashland's intangible assets are subject to amortization. These intangible assets (included in other noncurrent assets) and the related amortization expense are not material to Ashland's consolidated financial position or results of operations.

Following is a progression of goodwill by segment for the year ended September 30, 2002.

(In millions)	APAC	Ashland Distribution	Ashland Specialty Chemical	Valvoline	Total
Balance at October 1, 2001	$419	$14	$92	$3	$528
Goodwill acquired	1	–	1	2	4
Impairment losses	–	(14)	–	–	(14)
Currency translation adjustments	–	–	3	–	3
Balance at September 30, 2002	$420	$ –	$96	$5	$521

Environmental costs

Accruals for environmental costs are recognized when it is probable that a liability has been incurred and the amount of that liability can be reasonably estimated. Such costs are charged to expense if they relate to the remediation of conditions caused by past operations or are not expected to mitigate or prevent contamination from future operations. Accruals are recorded at undiscounted amounts based on experience, assessments and current technology, without regard to any third-party recoveries and are regularly adjusted as environmental assessments and remediation efforts continue.

Earnings per share

Following is the computation of basic and diluted earnings per share (EPS) from continuing operations.

(In millions except per share data)	**2002**	2001	2000
Numerator			
Numerator for basic and diluted EPS – Income from continuing operations	**$ 129**	$ 403	$ 288
Denominator			
Denominator for basic EPS – Weighted average common shares outstanding	**69**	69	71
Common shares issuable upon exercise of stock options	**1**	1	–
Denominator for diluted EPS – Adjusted weighted average shares and assumed conversions	**70**	70	71
Basic EPS from continuing operations	**$ 1.86**	$5.79	$4.06
Diluted EPS from continuing operations	**$ 1.83**	$5.73	$4.05

Stock incentive plans
Ashland accounts for its stock options using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees," and related Interpretations. The disclosure requirements of Financial Accounting Standards Board Statement No. 123 (FAS 123), "Accounting for Stock-Based Compensation," are included in Note L. Ashland will start expensing stock options under FAS 123 effective October 1, 2002.

Derivative instruments
In June 1998, the Financial Accounting Standards Board issued Statement No. 133 (FAS 133), "Accounting for Derivative Instruments and Hedging Activities." FAS 133 was amended by two other statements and was required to be adopted in years beginning after June 15, 2000. Because of Ashland's minimal use of derivatives, FAS 133 did not have a significant effect on Ashland's consolidated financial position or results of operations when it was adopted on October 1, 2000. MAP's adoption of FAS 133 on January 1, 2001, resulted in a $20 million pretax loss from the cumulative effect of this accounting change. Ashland's share of the pretax loss amounted to $8 million which, net of income tax benefits of $3 million, resulted in a loss of $5 million from the cumulative effect of this accounting change.

Ashland selectively uses unleveraged interest rate swap agreements to obtain greater access to the lower borrowing costs normally available on floating-rate debt, while minimizing refunding risk through the issuance of long-term, fixed-rate debt. Ashland's intent is to maintain its floating-rate exposure between 25% and 45% of total interest-bearing obligations. At September 30, 2002, Ashland held interest rate swaps that effectively converted the interest rates on $153 million of fixed-rate, medium-term notes to floating rates based upon three-month LIBOR. The swaps have been designated as fair value hedges, and since the critical terms of the debt instruments and the swaps match, the hedges are assumed to be perfectly effective, with the changes in fair value of the debt and swaps offsetting.

Ashland regularly uses commodity-based and foreign currency derivative instruments to manage its exposure to price fluctuations associated with the purchase and sale of natural gas in its energy services business and certain transactions denominated in foreign currencies. In addition, Ashland opportunistically enters into petroleum crack-spread futures to economically hedge or enhance its equity earnings and cash distributions from MAP. Although certain of these instruments could be designated as qualifying for hedge accounting treatment, Ashland has not elected to do so. Therefore, the fair value of the derivatives is recorded on the balance sheet, with the offsetting gain or loss recognized in earnings during the period of change.

MAP uses commodity-based futures, forwards, swaps and options to reduce the effects of price fluctuations on purchases and sales of crude oil, natural gas and refined products. MAP has not elected to designate these derivative instruments as qualifying for hedge accounting treatment. As a result, the changes in fair value of these derivatives are recognized in earnings during the period of change, impacting Ashland's equity income from MAP accordingly.

Other
Cash equivalents include highly liquid investments maturing within three months after purchase.

Income related to construction contracts is generally recognized by the units-of-production method, which is a variation of the percentage-of-completion method. Any anticipated losses on such contracts are charged against operations as soon as such losses are determined to be probable and estimable.

Advertising costs ($79 million in 2002, $67 million in 2001 and $67 million in 2000) and research and development costs ($38 million in 2002, $36 million in 2001 and $33 million in 2000) are expensed as incurred.

In April 2002, the Financial Accounting Standards Board issued Statement No. 145 (FAS 145), under which gains and losses on early retirement of debt are generally no longer shown as extraordinary items in the income statement. Ashland adopted the statement as of October 1, 2001, the beginning of its fiscal year. As a result of the reclassification of losses on early retirement of debt to interest and other financial costs, income from continuing operations was reduced by $3 million ($.04 per share) in 2001 and $4 million ($.05 per share) in 2000.

Certain prior year amounts have been reclassified in the consolidated financial statements and accompanying notes to conform to 2002 classifications.

NOTE B – INFORMATION BY INDUSTRY SEGMENT

Ashland's operations are conducted primarily in the United States and are managed along industry segments, which include APAC, Ashland Distribution, Ashland Specialty Chemical, Valvoline, and Refining and Marketing. Information by industry segment is shown on pages 60 and 61.

The APAC group of companies performs contract construction work, such as paving, repairing and resurfacing highways, streets, airports, residential and commercial developments, sidewalks, and driveways; grading and base work; and excavation and related activities in the construction of bridges and structures, drainage facilities and underground utilities in 14 southern and midwestern states. APAC also produces and sells construction materials, such as hot-mix asphalt, crushed stone and other aggregate, and ready-mix concrete.

Ashland Distribution distributes chemicals, plastics, fiber reinforcements and fine ingredients in North America and plastics in Europe, and provides environmental and energy management services.

Ashland Specialty Chemical manufactures composites, adhesives, and casting binder chemicals for use in the transportation and construction industries. Ashland Specialty Chemical also manufactures water treatment chemicals for use in the general industrial and merchant marine markets. In addition, the company manufactures high purity chemicals and provides services to the microelectronics industry.

Valvoline is a marketer of premium-branded automotive and commercial oils, automotive chemicals, appearance products and automotive services, with sales in more than 140 countries. Valvoline is engaged in the "fast oil change" business through owned and franchised service centers operating under the Valvoline Instant Oil Change name.

The Refining and Marketing segment includes Ashland's 38% ownership interest in Marathon Ashland Petroleum LLC (MAP) and other activities associated with refining and marketing. MAP was formed January 1, 1998, combining the major elements of the refining, marketing and transportation operations of Ashland and Marathon Oil Company. MAP has seven refineries with a combined crude oil refining capacity of 935,000 barrels per calendar day, 88 light products and asphalt terminals in the Midwest and Southeast United States, about 5,900 retail marketing outlets in 17 states and significant pipeline holdings. Ashland accounts for its investment in MAP using the equity method.

Information about Ashland's domestic and foreign operations follows. Ashland has no material operations in any individual foreign country.

	Revenues from external customers			Property, plant and equipment	
(In millions)	**2002**	2001	2000	**2002**	2001
United States	**$6,766**	$7,526	$7,344	**$1,275**	$1,299
Foreign	**1,026**	1,021	1,092	**142**	141
	$7,792	$8,547	$8,436	**$1,417**	$1,440

NOTE C – RELATED PARTY TRANSACTIONS

Ashland sells chemicals and lubricants to Marathon Ashland Petroleum LLC (MAP) and purchases petroleum products from MAP. Such transactions are in the ordinary course of business at negotiated prices comparable to those of transactions with other customers and suppliers. In addition, Ashland leases certain facilities to MAP, and provides certain information technology and administrative services to MAP. For the year ended September 30, 2002, Ashland's sales to MAP amounted to $24 million, its purchases from MAP amounted to $217 million, and its costs charged to MAP amounted to $6 million. Comparable amounts for the year ended September 30, 2001, were $22 million, $258 million, and $6 million, and for the year ended September 30, 2000, were $15 million, $261 million, and $8 million. Ashland's transactions with other affiliates and related parties were not significant.

Ashland has entered into revolving credit agreements providing for short-term loans, at Ashland's discretion, to and from MAP at competitive rates. Under MAP's borrowing agreement, Ashland may loan up to $190 million to MAP. Under Ashland's borrowing agreement, MAP could invest up to 38% of its surplus cash balances with Ashland. No loans were outstanding under either agreement at September 30, 2002, and 2001. Under these agreements, Ashland paid interest expense to MAP of $4 million in 2001 and $5 million in 2000. Interest expense paid to MAP in 2002 and interest income received from MAP in all three years was not significant.

Ashland has guaranteed 38% of MAP's payments for certain crude oil purchases, up to a maximum guarantee of $86 million. At September 30, 2002, Ashland's contingent liability under this guarantee amounted to $72 million. Ashland has not made and does not expect to make any payments under this guarantee.

NOTE D – UNCONSOLIDATED AFFILIATES

Affiliated companies accounted for on the equity method include Marathon Ashland Petroleum LLC (MAP) and various other companies. See Note B for a description of MAP. Summarized financial information reported by these affiliates and a summary of the amounts recorded in Ashland's consolidated financial statements follow. MAP is organized as a limited liability company that has elected to be taxed as a partnership. Therefore, the parents are responsible for income taxes applicable to their share of MAP's taxable income. The net income reflected below for MAP does not include any provision for income taxes that will be incurred by its parents. At September 30, 2002, Ashland's retained earnings included $157 million of undistributed earnings from unconsolidated affiliates accounted for on the equity method.

(In millions)	MAP	Other affiliates	Total
September 30, 2002			
Financial position			
Current assets	**$ 3,425**	**$165**	
Current liabilities	**(2,200)**	**(85)**	
Working capital	**1,225**	**80**	
Noncurrent assets	**4,572**	**125**	
Noncurrent liabilities	**(461)**	**(106)**	
Stockholders' equity	**$ 5,336**	**$ 99**	
Results of operations			
Sales and operating revenues	**$25,063**	**$262**	
Income from operations	**511**	**23**	
Net income	**502**	**15**	
Amounts recorded by Ashland			
Investments and advances	**2,350**(1)	**48**	**$2,398**
Equity income	**176**	**5**	**181**
Distributions received	**196**	**5**	**201**
September 30, 2001			
Financial position			
Current assets	$ 3,485	$ 80	
Current liabilities	(2,214)	(55)	
Working capital	1,271	25	
Noncurrent assets	4,431	77	
Noncurrent liabilities	(364)	(15)	
Stockholders' equity	$ 5,338	$ 87	
Results of operations			
Sales and operating revenues	$ 28,865	$ 207	
Income from operations	2,042	21	
Net income	2,022	12	
Amounts recorded by Ashland			
Investments and advances	2,387	45	$ 2,432
Equity income	749	5	754
Distributions received	658	6	664
September 30, 2000			
Results of operations			
Sales and operating revenues	$ 27,657	$ 181	
Income from operations	1,084	21	
Net income	1,092	13	
Amounts recorded by Ashland			
Equity income	389	5	$ 394
Distributions received	279	3	282

(1) At September 30, 2002, Ashland's investment exceeds its equity in the net assets of MAP by $323 million, of which $167 million represents plant and equipment that will continue to be amortized, and $156 million represents goodwill. Straight-line amortization of this excess investment against equity income amounted to $16 million in 2002 and $26 million in 2001 and 2000 (see Note A).

NOTE E – DEBT

(In millions)	2002	2001
Medium-term notes, due 2003-2025, interest at a weighted average rate of 7.3% at September 30, 2002 (2.4% to 10.4%)	**$ 765**	$ 845
8.80% debentures, due 2012	**250**	250
7.83% medium-term notes, Series J, due 2005	**229**	229
Pollution control and industrial revenue bonds, due 2003-2022, interest at a weighted average rate of 5.7% at September 30, 2002 (1.6% to 7.2%)	**201**	201
6.86% medium-term notes, Series H, due 2009	**150**	150
6.625% senior notes, due 2008	**150**	150
Other	**52**	46
Total long-term debt	**1,797**	1,871
Current portion of long-term debt	**(191)**	(85)
Long-term debt (less current portion)	**$1,606**	$1,786

Aggregate maturities of long-term debt are $191 million in 2003, $68 million in 2004, $396 million in 2005, $60 million in 2006 and $125 million in 2007. Interest payments on all indebtedness amounted to $138 million in 2002, $167 million in 2001 and $189 million in 2000. The weighted average interest rate on short-term borrowings outstanding was 1.9% at September 30, 2002. No short-term borrowings were outstanding at September 30, 2001.

Ashland has two revolving credit agreements providing for up to $425 million in borrowings, neither of which has been used. The agreement providing for $250 million in borrowings expires on June 2, 2004. The agreement providing for $175 million in borrowings expires on June 6, 2003. Both agreements contain a covenant limiting new borrowings based on Ashland's stockholders equity. However, these agreements would have permitted an additional $1.4 billion of borrowings at September 30, 2002. Additional permissible borrowings are increased (decreased) by 150% of any increase (decrease) in stockholders' equity.

Net interest and other financial costs

(In millions)	2002	2001	2000
Interest expense	**$135**	$162	$191
Expenses on sales of accounts receivable (see Note G)	**4**	8	6
Loss on early retirement of debt	**–**	5	6
Other financial costs	**3**	2	1
Interest income	**(4)**	(2)	(10)
	$138	$175	$194

NOTE F – LEASES

Ashland and its subsidiaries are lessees of office buildings, retail outlets, transportation and off-road construction equipment, warehouses and storage facilities, and other equipment, facilities and properties under leasing agreements that expire at various dates. Under various operating leases, Ashland has guaranteed the residual value of the underlying leased property. If Ashland had cancelled those leases as of September 30, 2002, its maximum obligations under the related residual value guarantees would have amounted to $137 million. Ashland does not expect to incur any significant charge to earnings under these guarantees, $74 million of which relates to real estate. These lease agreements are with unrelated third party lessors and Ashland has no additional contractual or other commitments to any parties to the leases. Capitalized lease obligations are not significant and are included in long-term debt. Future minimum rental payments at September 30, 2002, and rental expense under operating leases follow.

(In millions) Future minimum rental payments	
2003	$ 47
2004	40
2005	33
2006	25
2007	22
Later years	95
	$262

(In millions) Rental expense	2002	2001	2000
Minimum rentals (including rentals under short-term leases)	**$106**	$119	$115
Contingent rentals	**3**	5	5
Sublease rental income	**(2)**	(2)	(2)
	$107	$122	$118

NOTE G – SALE OF ACCOUNTS RECEIVABLE

On March 15, 2000, Ashland entered into a five-year agreement to sell, on an ongoing basis with limited recourse, up to a $200 million undivided interest in a designated pool of accounts receivable. Under the terms of the agreement, new receivables are added to the pool and collections reduce the pool. Since inception, interests totaling $150 million have been sold on a continuous basis. Ashland retains a credit interest in these receivables and addresses its risk of loss on this retained interest in its allowance for doubtful accounts. Receivables sold exclude defaulted accounts (as defined) or concentrations over certain limits with any one customer. The proceeds from the initial sale were reflected as a reduction of accounts receivable on Ashland's balance sheet and as cash flows from operations (included in the change in operating assets and liabilities) on Ashland's cash flow statement. The costs of these sales are based on the buyer's short-term borrowing rates and approximated 2.2% at September 30, 2002, and 3.5% at September 30, 2001.

NOTE H – FINANCIAL INSTRUMENTS

Derivative instruments

Ashland uses interest rate swaps and commodity-based and foreign currency derivative instruments as described in Note A. Open contracts other than interest rate swaps were not significant at September 30, 2002, and 2001.

Fair values

The carrying amounts and fair values of Ashland's significant financial instruments at September 30, 2002, and 2001, are shown below. The fair values of cash and cash equivalents, investments of captive insurance companies and commercial paper approximate their carrying amounts. The fair values of long-term debt are based on quoted market prices or, if market prices are not available, the present values of the underlying cash flows discounted at Ashland's incremental borrowing rates. The fair values of interest rate swaps are based on quoted market prices.

	2002		2001	
(In millions)	Carrying amount	Fair value	Carrying amount	Fair value
Assets				
Cash and cash equivalents	**$ 90**	**$ 90**	$ 236	$ 236
Interest rate swaps	**11**	**11**	3	3
Investments of captive insurance companies[1]	**3**	**3**	20	20
Liabilities				
Commercial paper	**10**	**10**	–	–
Long-term debt (including current portion)	**1,797**	**1,958**	1,871	2,023

(1) Included in other noncurrent assets in the Consolidated Balance Sheets.

NOTE I – ACQUISITIONS AND DIVESTITURES

Acquisitions

In October 1999, Ashland completed its tender offer for Superfos a/s, a Denmark based industrial company. In November 1999, in a series of transactions, Ashland sold the businesses of Superfos, other than its U.S. construction operations, to a unit of Industri Kapital, a European private equity fund. Ashland's net cost for the U.S. construction business of Superfos was approximately $533 million, of which $315 million was assigned to goodwill and was being amortized on a straight-line basis over a 20-year period through September 30, 2001. In addition, several smaller acquisitions were made by APAC and Ashland Specialty Chemical in 2000, two of which included the issuance of $3 million in Ashland common stock.

During 2001, Ashland Specialty Chemical acquired Neste Polyester's unsaturated polyester resins and gelcoats business and assets from Dynea Oy. Several smaller acquisitions were also completed by APAC and Ashland Specialty Chemical in 2001. During 2002, several small acquisitions were made by APAC, Ashland Specialty Chemical and Valvoline. These acquisitions were accounted for as purchases and did not have a significant effect on Ashland's consolidated financial statements.

Divestitures

During 2001, APAC sold certain grading and utilities construction operations. During 2000, APAC sold certain concrete and block plants and Ashland Distribution sold its plastics compounding business in Italy. None of these divestitures had a significant effect on Ashland's consolidated financial statements.

NOTE J – INCOME TAXES

A summary of the provision for income taxes related to continuing operations follows.

(In millions)	**2002**	2001	2000
Current[1]			
Federal	**$151**	$ 89	$ 55
State	**22**	13	6
Foreign	**17**	19	17
	190	121	78
Deferred	**(119)**	152	111
	$ 71	$273	$189

(1) Income tax payments amounted to $158 million in 2002, $103 million in 2001 and $114 million in 2000.

Deferred income taxes are provided for income and expense items recognized in different years for tax and financial reporting purposes. Ashland has not recorded deferred income taxes on the undistributed earnings of certain foreign subsidiaries and 50% owned foreign corporate joint ventures. Management intends to indefinitely reinvest such earnings, which amounted to $96 million at September 30, 2002. Because of significant foreign tax credits, it is not practicable to determine the U.S. federal income tax liability, if any, that might be incurred if those earnings were distributed. Temporary differences that give rise to significant deferred tax assets and liabilities follow.

(In millions)	**2002**	2001
Employee benefit obligations	**$204**	$177
Environmental, self-insurance and litigation reserves	**134**	148
Compensation accruals	**53**	61
Uncollectible accounts receivable	**19**	20
Other items	**54**	59
Total deferred tax assets	**464**	465
Property, plant and equipment	**186**	173
Investment in unconsolidated affiliates	**412**	606
Total deferred tax liabilities	**598**	779
Net deferred tax liability	**$134**	$314

The U.S. and foreign components of income from continuing operations before income taxes and a reconciliation of the statutory federal income tax with the provision for income taxes follow.

(In millions)	**2002**	2001	2000
Income from continuing operations before income taxes			
United States	**$114**	$605	$417
Foreign	**86**	71	60
	$200	$676	$477
Income taxes computed at U.S. statutory rate (35%)	**$ 70**	$236	$167
Increase (decrease) in amount computed resulting from			
State income taxes	**1**	22	14
Net impact of foreign results	**–**	3	–
Nondeductible goodwill amortization	**–**	12	7
Other items	**–**	–	1
Income taxes	**$ 71**	$273	$189

NOTE K – CAPITAL STOCK

From time to time, Ashland's Board of Directors has authorized the purchase of shares of Ashland common stock in the open market. As of September 30, 2002, Ashland could purchase an additional 2.7 million shares under previous authorizations.

Under Ashland's Shareholder Rights Plan, each common share is accompanied by one right to purchase one-thousandth share of preferred stock for $140. Each one-thousandth share of preferred stock will be entitled to dividends and to vote on an equivalent basis with one common share. The rights are neither exercisable nor separately transferable from the common shares unless a party acquires or tenders for more than 15% of Ashland's common stock. If any party acquires more than 15% of Ashland's common stock or acquires Ashland in a business combination, each right (other than those held by the acquiring party) will entitle the holder to purchase preferred stock of Ashland or the acquiring company at a substantial discount. The rights expire on May 16, 2006, and Ashland's Board of Directors can amend certain provisions of the Plan or redeem the rights at any time prior to their becoming exercisable.

At September 30, 2002, 500,000 shares of cumulative preferred stock are reserved for potential issuance under the Shareholder Rights Plan and 7.5 million common shares are reserved for issuance under outstanding stock options.

NOTE L – STOCK INCENTIVE PLANS

Ashland has stock incentive plans under which key employees or directors can purchase shares of common stock under stock options or restricted stock awards. Stock options are granted to employees at a price equal to the fair market value of the stock on the date of grant and become exercisable over periods of one to four years. Unexercised options lapse 10 years after the date of grant. Restricted stock awards entitle employees or directors to purchase shares at a nominal cost, to vote such shares and to receive any dividends thereon. However, such shares are subject to forfeiture upon termination of service before the restriction period ends.

As discussed in Note A, Ashland accounts for its stock incentive plans in accordance with APB 25. Ashland has not recognized compensation expense for stock options, because the exercise price of the options equals the market price of the underlying stock on the date of grant, which is the measurement date. If the alternative method of accounting for stock incentive plans prescribed by FAS 123 had been followed, Ashland's net income and earnings per share would have been reduced to the pro forma amounts shown in the following table. The fair value per share of options granted was determined using the Black-Scholes option pricing model with the indicated assumptions.

	2002	2001	2000
Pro forma			
Net income (in millions)	**$ 113**	$ 414	$ 66
Basic earnings per share	**1.63**	5.94	.93
Diluted earnings per share	**1.61**	5.88	.92
Weighted average fair value per share of options granted	**$5.35**	$ 7.38	$7.26
Assumptions (weighted average)			
Risk-free interest rate	**2.9%**	4.1%	6.1%
Expected dividend yield	**3.8%**	3.0%	3.3%
Expected volatility	**26.7%**	24.4%	22.9%
Expected life (in years)	**5.0**	5.0	5.0

A progression of activity and various other information relative to stock options is presented in the following table.

	2002		2001		2000	
(In thousands except per share data)	Common shares	Weighted avg. option price per share	Common shares	Weighted avg. option price per share	Common shares	Weighted avg. option price per share
Outstanding – beginning of year[1]	**6,735**	**$38.41**	6,380	$38.01	6,381	$38.34
Granted	**1,210**	**29.05**	1,001	36.38	506	32.96
Exercised	**(413)**	**31.34**	(572)	30.06	(195)	30.75
Canceled	**(50)**	**38.54**	(74)	41.04	(312)	41.26
Outstanding – end of year[1]	**7,482**	**$37.28**	6,735	$38.41	6,380	$38.01
Exercisable – end of year	**5,537**	**$39.34**	4,803	$39.36	4,684	$38.53

(1) Shares of common stock available for future grants of options or awards amounted to 3,727,000 at September 30, 2002, and 4,812,000 at September 30, 2001. Exercise prices per share for options outstanding at September 30, 2002, ranged from $23.88 to $33.88 for 2,591,000 shares, from $35.88 to $43.13 for 3,554,000 shares, and from $44.20 to $53.38 for 1,337,000 shares. The weighted average remaining contractual life of the options was 6.2 years.

NOTE M – LITIGATION, CLAIMS AND CONTINGENCIES

Asbestos-related litigation

Ashland is subject to liabilities from claims alleging personal injury caused by exposure to asbestos. Those claims result primarily from indemnification obligations undertaken in 1990 in connection with the sale of Riley Stoker Corporation (Riley), a former subsidiary. Although Riley was neither a producer nor a manufacturer of asbestos, its industrial boilers contained some asbestos-containing components produced by other companies.

A summary of asbestos claims activity follows. Because claims are frequently filed and settled in large groups, the amount and timing of settlements, and the number of open claims, can fluctuate significantly from period to period. Over the last 17 years, Riley has been dismissed as a defendant in 55% of the resolved claims.

(In thousands)	**2002**	2001	2000
Open claims - beginning of year	**167**	118	93
New claims filed	**45**	52	37
Claims settled	**(15)**	(2)	(9)
Claims dismissed	**(37)**	(1)	(3)
Open claims - end of year	**160**	167	118

Amounts spent on litigation defense and claim settlements totaled $38 million in 2002, $15 million in 2001 and $11 million in 2000. Insurance provides reimbursements for most of these costs, and coverage-in-place agreements exist with the insurance carriers that provide substantially all of the coverage that is currently being accessed. The amounts not recoverable are generally due from insurers that are insolvent, rather than as a result of uninsured claims or the exhaustion of the insurance coverage.

In previous years, Ashland recognized a net reserve for the estimated litigation defense and claim settlement costs to settle open claims that would not be recovered from insolvent insurance carriers. However, the reserve and related receivable are now presented on a gross basis in Ashland's consolidated balance sheet at September 30, 2001, to conform to the 2002 presentation. This change did not result from an increase in expected asbestos exposure, and had no effect on net income or stockholders' equity. Under this presentation, the reserve for asbestos claims amounted to $202 million at September 30, 2002, and $199 million at September 30, 2001. Such reserve reflects the estimated costs on an undiscounted basis that will be incurred over an extended period to resolve open claims. In addition, the receivable for recoveries of litigation defense and claim settlement costs from insurers amounted to $196 million at September 30, 2002, and $178 million at September 30, 2001.

The reserve for asbestos claims is based on assumptions and estimates derived from currently known facts. However, projecting future events, such as the average cost of resolving the open claims, is subject to numerous variables that are extremely difficult to predict. These variables include the type and severity of the disease alleged by each claimant, dismissal rates, future costs of medical treatment, the impact of bankruptcies of other companies that are co-defendants in claims, uncertainties surrounding the litigation process from jurisdiction to jurisdiction and from case to case, and the impact of potential changes in legislative or judicial standards.

Ashland believes that insurance will cover the majority of the costs that will be incurred on open and future asbestos claims. Equitas Limited (Equitas) and other London companies currently provide about 59% of the insurance coverage, and this percentage could decline over time to around 44% if higher layers of coverage provided by other carriers have to be accessed. The remaining 41% of the coverage is currently provided by five companies, all of which are rated A or higher by A. M. Best Company. Depending upon the level of costs that are ultimately incurred, the non-London coverage could ultimately expand to about 25 insurance companies or groups. Companies or groups that provide about 90% of this coverage are also rated A or higher.

Ashland has not recognized a reserve for future asbestos claims that may be asserted. Although additional claim filings are expected, Ashland does not have sufficient information to make a reasonable estimate of the number of new claims that might be filed. Furthermore, any predictions about the other variables discussed previously are subject to even greater uncertainty as the projection period lengthens. Ashland has retained the services of professional advisors to assist management in the estimation of projected liabilities and probable insurance recoveries for future asbestos claims. Results of that effort are expected to be available during the quarter ending March 31, 2003.

Although coverage limits are resolved in the coverage-in-place agreement with Equitas and the other London companies, there is a disagreement with these companies over the timing of recoveries. Depending upon the assumptions made with respect to the projected payments to settle future claims, an unfavorable resolution of this disagreement could materially affect the present value of additional insurance recoveries from those companies. Until such time as this disagreement is resolved, Ashland will use the less favorable interpretation of this agreement in estimating such insurance recoveries.

Environmental proceedings

Ashland is subject to various federal, state and local environmental laws and regulations that require environmental assessment or remediation efforts (collectively environmental remediation) at multiple locations. At September 30, 2002, such locations included 97 waste treatment or disposal sites where Ashland has been identified as a potentially responsible party under Superfund or similar state laws, approximately 140 current and former operating facilities (including certain operating facilities conveyed to MAP) and about 1,220 service station properties. Ashland's reserves for environmental remediation amounted to $169 million at September 30, 2002, and $176 million at September 30, 2001. Such amounts reflect Ashland's estimates of the most likely costs that will be incurred over an extended period to remediate identified conditions for which the costs are reasonably estimable, without regard to any third-party recoveries. Engineering studies, probability techniques, historical experience and other factors are used to identify and evaluate remediation alternatives and their related costs, in determining the estimated reserves for environmental remediation.

Environmental remediation reserves are subject to numerous inherent uncertainties that affect Ashland's ability to estimate its share of the costs. Such uncertainties involve the nature and extent of contamination at each site, the extent of required cleanup efforts under existing environmental regulations, widely varying costs of alternate cleanup methods, changes in environmental regulations, the potential effect of continuing improvements in remediation technology, and the number and financial strength of other potentially responsible parties at multiparty sites. Ashland regularly adjusts its reserves as environmental remediation continues.

None of the remediation locations is individually material to Ashland, as its largest reserve for any site is less than $10 million. As a result, Ashland's exposure to adverse developments with respect to any individual site is not expected to be material, and these sites are in various stages of ongoing remediation. Although environmental remediation could have a material effect on results of operations if a series of adverse developments occurs in a particular quarter or fiscal year, Ashland believes that the chance of such developments occurring in the same quarter or fiscal year is remote.

Other legal proceedings

In addition to the matters described above, there are pending or threatened against Ashland and its current and former subsidiaries various claims, lawsuits and administrative proceedings. Such actions are with respect to commercial matters, product liability, toxic tort liability, and other environmental matters, which seek remedies or damages some of which are for substantial amounts. While these actions are being contested, their outcome is not predictable with assurance.

NOTE N – DISCONTINUED OPERATIONS

On March 16, 2000, Ashland's Board of Directors approved a spin-off of 17.4 million shares of its Arch Coal Common Stock to Ashland's shareholders of record on March 24, 2000, in the form of a taxable dividend. The shares were distributed on the basis of .246097 of a share of Arch Coal for each Ashland share outstanding. The spin-off resulted in a charge to retained earnings of $123 million, with no gain or loss recorded. Ashland sold its remaining 4.7 million Arch Coal shares in a public offering during February 2001 for $86 million (after underwriting commissions). In 2002, Ashland received $22 million in current tax benefits from capital loss carrybacks generated by the sale, which are included in "Cash provided (used) by discontinued operations" on the Statements of Consolidated Cash Flows. Ashland's net income (loss) associated with Arch Coal and other discontinued operations are summarized below.

(In millions)	**2002**	2001	2000
Income (loss) from discontinued operations			
Arch Coal			
Equity loss	**$ –**	$ –	$(246)[1]
Administrative expenses	–	–	(1)
Reserves related to other discontinued operations	–	(23)	–
Gain (loss) on disposal of Arch Coal			
Gain on sale of stock	–	49	–
Costs related to the spin-off	–	–	(5)
Income (loss) before income taxes	–	26	(252)
Income taxes			
Income (loss) from discontinued operations	–	9	32
Gain (loss) on disposal of Arch Coal	–	(16)	2
Results from discontinued operations	**$ –**	$ 19	$(218)

(1) Includes a net loss of $203 million related to asset impairment and restructuring costs, largely due to the write-down of assets at Arch's Dal-Tex and Hobet 21 mining operations and certain coal reserves in central Appalachia.

NOTE O – EMPLOYEE BENEFIT PLANS

Pension and other postretirement plans

Ashland and its subsidiaries sponsor noncontributory, defined benefit pension plans that cover substantially all employees. Benefits under these plans are generally based on employees' years of service and compensation during the years immediately preceding their retirement. For certain plans, 50% of employees' leveraged employee stock ownership plan (LESOP) accounts are coordinated with and used to partially fund their pension benefits. Ashland's objective is to fully fund the accumulated benefit obligations of its qualified plans, and determines the level of its contributions annually to achieve that objective over time. Ashland's contributions of $103 million to its pension plans during 2002 exceeded the amounts required under federal laws and regulations by $48 million. These additional contributions were made to partially mitigate the adverse effects of the reduction in the discount rate and depressed investment returns on the funded status of its qualified plans.

Ashland and its subsidiaries also sponsor other postretirement benefit plans, which provide health care and life insurance benefits for eligible employees who retire or are disabled. Retiree contributions to Ashland's health care plans are adjusted periodically, and the plans contain other cost-sharing features, such as deductibles and coinsurance. Life insurance plans are generally noncontributory. Ashland funds the costs of benefits as they are paid.

Summaries of the changes in the benefit obligations and plan assets (primarily listed stocks and debt securities) and of the funded status of the plans follow.

	Pension benefits				Other postretirement benefits	
	2002		2001			
(In millions)	Qualified plans	Non-qualified plans	Qualified plans	Non-qualified plans	**2002**	2001
Change in benefit obligations						
Benefit obligations at October 1	**$715**	**$103**	$595	$ 87	**$333**	$269
Service cost	**42**	**1**	35	2	**12**	11
Interest cost	**52**	**7**	46	7	**23**	22
Retiree contributions	**–**	**–**	–	–	**8**	7
Benefits paid	**(30)**	**(4)**	(28)	(5)	**(33)**	(28)
Other-primarily actuarial loss	**95**	**2**	67	12	**18**	52
Benefit obligations at September 30	**$874**	**$109**	$715	$103	**$361**	$333
Change in plan assets						
Value of plan assets at October 1	**$518**	**$ –**	$506	$ –	**$ –**	$ –
Actual return on plan assets	**(42)**	**–**	(40)	–	**–**	–
Employer contributions	**103**	**4**	76	5	**25**	21
Retiree contributions	**–**	**–**	–	–	**8**	7
Benefits paid	**(30)**	**(4)**	(28)	(5)	**(33)**	(28)
Other	**2**	**–**	4	–	**–**	–
Value of plan assets at September 30	**$551**	**$ –**	$518	$ –	**$ –**	$ –
Funded status of the plans						
Unfunded accumulated obligation	**$150**	**$ 98**	$ 53	$ 91	**$361**	$333
Provision for future salary increases	**173**	**11**	144	12	**–**	–
Excess of obligations over plan assets	**323**	**109**	197	103	**361**	333
Unrecognized actuarial loss	**(354)**	**(43)**	(186)	(44)	**(72)**	(56)
Unrecognized prior service credit (cost)	**(2)**	**–**	(3)	–	**15**	24
Net liability recognized	**$ (33)**	**$ 66**	$ 8	$ 59	**$304**	$301
Balance sheet liabilities (assets)						
Prepaid benefit costs	**$ –**		$ (4)		**$ –**	$ –
Accrued benefit liabilities	**250**		144		**304**	301
Intangible assets	**(2)**		(2)		**–**	–
Accumulated other comprehensive loss	**(215)**		(71)		**–**	–
Net liability recognized	**$ 33**		$ 67		**$304**	$301
Assumptions as of September 30						
Discount rate	**6.75%**		7.25%		**6.75%**	7.25%
Salary adjustment rate	**5.00**		5.00		**–**	–
Expected return on plan assets	**9.00**		9.00		**–**	–

The following table details the components of pension and other postretirement benefit costs.

(In millions)	Pension benefits 2002	2001	2000	Other postretirement benefits 2002	2001	2000
Service cost	**$43**	$37	$37	**$12**	$11	$ 9
Interest cost	**59**	53	47	**23**	22	19
Expected return on plan assets	**(47)**	(48)	(39)	**–**	–	–
Other amortization and deferral	**19**	4	5	**(6)**	(6)	(9)
	$74	$46	$50	**$29**	$27	$19

Ashland amended nearly all of its retiree health care plans in 1992 to place a cap on its contributions and to adopt a cost-sharing method based upon years of service. The cap limits Ashland's contributions to base year per capita costs, plus annual increases of up to 4.5% per year. These amendments reduced Ashland's obligations under its retiree health care plans, with the reduction amortized to income over approximately 12 years. The remaining credit at September 30, 2002, amounted to $14 million, and the amortization to income will amount to $8 million in 2003 and $6 million in 2004.

Other plans

Ashland sponsors a qualified savings plan to assist eligible employees in providing for retirement or other future needs. Under that plan, Ashland contributes up to 4.2% of a participating employee's earnings. Company contributions amounted to $17 million in 2002, $16 million in 2001 and $15 million in 2000.

NOTE P – QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The following table presents quarterly financial information and per share data relative to Ashland's common stock. Amounts for the December 2001 quarter have been restated to include the cumulative effect of accounting change for the adoption of FAS 142. Amounts for the September 2001 quarter have been restated for the adoption of FAS 145. See Note A for further explanations.

Quarters ended (In millions except per share data)	December 31 2001(1)	December 31 2000	March 31 2002(1)	March 31 2001	June 30 2002	June 30 2001	September 30 2002	September 30 2001
Sales and operating revenues	**$1,812**	$1,878	**$1,598**	$1,659	**$2,047**	$2,053	**$2,086**	$2,129
Operating income (loss)	**98**	144	**(1)**	87	**137**	369	**104**	251
Income (loss) from continuing operations	**38**	59	**(21)**	26	**65**	197	**47**	122
Net income (loss)	**27**	59	**(21)**	46	**65**	197	**47**	116
Basic earnings (loss) per share								
Continuing operations	**$ .55**	$ .84	**$ (.31)**	$ .37	**$ .94**	$ 2.82	**$ .68**	$ 1.75
Net income (loss)	**.38**	.84	**(.31)**	.66	**.94**	2.82	**.68**	1.66
Diluted earnings (loss) per share								
Continuing operations	**$ .54**	$ .84	**$ (.31)**	$ .37	**$ .93**	$ 2.79	**$ .68**	$ 1.73
Net income (loss)	**.38**	.84	**(.31)**	.66	**.93**	2.79	**.68**	1.64
Common cash dividends per share	**$ .275**	$ .275	**$ .275**	$ .275	**$ .275**	$ .275	**$ .275**	$ .275
Market price per common share								
High	**$46.54**	$36.24	**$46.98**	$41.35	**$45.61**	$44.25	**$41.20**	$44.05
Low	**37.60**	30.63	**43.04**	34.39	**37.11**	37.15	**26.29**	35.53

(1) MAP maintains an inventory valuation reserve to reduce the LIFO cost of its inventories to their net realizable values. Adjustments in that reserve are recognized quarterly based on changes in petroleum product prices, creating non-cash charges or credits to Ashland's earnings. A pretax charge of $29 million ($18 million after tax, or $.26 per share) was recognized in the December 2001 quarter and reversed in the March 2002 quarter as a result of these adjustments.

Information by Industry Segment

Years Ended September 30

(In millions)	2002	2001	2000
Revenues			
Sales and operating revenues			
APAC	**$2,652**	$2,624	$2,505
Ashland Distribution	**2,535**	2,849	3,214
Ashland Specialty Chemical	**1,290**	1,248	1,283
Valvoline	**1,152**	1,092	1,077
Intersegment sales[1]			
Ashland Distribution	**(20)**	(26)	(38)
Ashland Specialty Chemical	**(64)**	(66)	(78)
Valvoline	**(2)**	(2)	(2)
	7,543	7,719	7,961
Equity income			
Ashland Specialty Chemical	**4**	4	4
Valvoline	**1**	1	1
Refining and Marketing	**176**	749	389
	181	754	394
Other income			
APAC	**12**	13	21
Ashland Distribution	**17**	15	9
Ashland Specialty Chemical	**26**	27	30
Valvoline	**6**	6	7
Refining and Marketing	**2**	7	6
Corporate	**5**	6	8
	68	74	81
	$7,792	$8,547	$8,436
Operating income			
APAC	**$ 122**	$ 55	$ 140
Ashland Distribution	**1**	35	70
Ashland Specialty Chemical	**87**	58	95
Valvoline	**77**	81	78
Refining and Marketing[2]	**143**	707	361
Corporate	**(92)**	(85)	(73)
	$ 338	$ 851	$ 671
Assets			
APAC	**$1,498**	$1,574	$1,654
Ashland Distribution	**884**	961	1,047
Ashland Specialty Chemical	**944**	944	888
Valvoline	**611**	642	573
Refining and Marketing	**2,409**	2,452	2,352
Corporate[3]	**379**	558	311
	$6,725	$7,131	$6,825

(In millions)	2002	2001	2000
Investment in equity affiliates			
APAC	**$ (2)**	$ –	$ 10
Ashland Specialty Chemical	**41**	36	40
Valvoline	**9**	9	7
Refining and Marketing	**2,350**	2,387	2,295
	$2,398	$2,432	$2,352
Expense (income) not affecting cash			
Depreciation, depletion and amortization			
APAC	**$ 114**	$ 133	$ 129
Ashland Distribution	**21**	27	23
Ashland Specialty Chemical	**50**	56	49
Valvoline	**24**	23	23
Corporate	**11**	11	13
	220	250	237
Other noncash items[4]			
APAC	**24**	14	9
Ashland Distribution	**1**	(1)	(3)
Ashland Specialty Chemical	**5**	5	3
Valvoline	**(2)**	4	–
Refining and Marketing	**(168)**	21	(17)
Corporate	**41**	24	(12)
	(99)	67	(20)
	$ 121	$ 317	$ 217
Additions to property, plant and equipment			
APAC	**$ 107**	$ 92	$ 98
Ashland Distribution	**12**	15	18
Ashland Specialty Chemical	**38**	57	82
Valvoline	**21**	29	25
Corporate	**7**	12	9
	$ 185	$ 205	$ 232

(1) Intersegment sales are accounted for at prices that approximate market value.

(2) Includes Ashland's equity income from MAP, amortization related to Ashland's excess investment in MAP, and other activities associated with refining and marketing.

(3) Includes cash, cash equivalents and other unallocated assets.

(4) Includes deferred income taxes, equity income from affiliates net of distributions, and other items not affecting cash.

Five-Year Selected Financial Information

Years Ended September 30

(In millions except per share data)	**2002**	2001	2000	1999	1998
Summary of operations					
Revenues					
Sales and operating revenues	**$7,543**	$7,719	$7,961	$6,801	$6,534
Equity income	**181**	754	394	351	304
Other income	**68**	74	81	101	70
Costs and expenses					
Cost of sales and operating expenses	**(6,049)**	(6,319)	(6,434)	(5,346)	(5,299)
Selling, general and administrative expenses	**(1,185)**	(1,127)	(1,094)	(1,054)	(1,006)
Depreciation, depletion and amortization	**(220)**	(250)	(237)	(228)	(181)
Operating income	**338**	851	671	625	422
Net interest and other financial costs	**(138)**	(175)	(194)	(140)	(130)
Income from continuing operations before income taxes	**200**	676	477	485	292
Income taxes	**(71)**	(273)	(189)	(194)	(114)
Income from continuing operations	**129**	403	288	291	178
Results from discontinued operations	**–**	19	(218)	(1)	25
Income before cumulative effect of accounting changes	**129**	422	70	290	203
Cumulative effect of accounting changes	**(12)**	(5)	–	–	–
Net income	**$ 117**	$ 417	$ 70	$ 290	$ 203
Balance sheet information					
Current assets	**$1,925**	$2,237	$2,139	$2,063	$1,832
Current liabilities	**1,511**	1,534	1,712	1,401	1,367
Working capital	**$ 414**	$ 703	$ 427	$ 662	$ 465
Total assets	**$6,725**	$7,131	$6,825	$6,478	$6,136
Debt due within one year	**$ 201**	$ 85	$ 327	$ 219	$ 125
Long-term debt (less current portion)	**1,606**	1,786	1,899	1,627	1,507
Stockholders' equity	**2,173**	2,226	1,965	2,200	2,137
Capital employed	**$3,980**	$4,097	$4,191	$4,046	$3,769
Cash flow information					
Cash flows from operations	**$ 188**	$ 829	$ 484	$ 383	$ 354
Additions to property, plant and equipment	**185**	205	232	248	274
Cash dividends	**76**	76	78	81	84
Common stock information					
Diluted earnings per share					
Income from continuing operations	**$ 1.83**	$ 5.73	$ 4.05	$ 3.90	$ 2.31
Net income	**1.67**	5.93	.98	3.89	2.63
Cash dividends per share	**1.10**	1.10	1.10	1.10	1.10

board of directors



Samuel C. Butler (1, 3*)
Partner of Cravath,
Swaine & Moore, Attorneys,
New York, New York



Frank C. Carlucci (2, 4)
Chairman of the Board of
The Carlyle Group,
Washington, D.C.



Dr. Ernest H. Drew (2,* 5)
Retired Chief Executive Officer,
Westinghouse Industries &
Technology Group,
Santa Barbara, California



James B. Farley (2, 3, 4)
Retired Chairman and
Current Board Member of
The MONY Group, Inc.,
New York, New York



Roger W. Hale (1, 5)
Retired Chairman and
Chief Executive Officer of
LG&E Energy Corporation,
Naples, Florida



Dr. Bernadine P. Healy (1, 5*)
Health and Medicine Columnist,
U.S. News & World Report,
Cleveland, Ohio



Mannie L. Jackson (3, 4*)
Chairman, Chief Executive
Officer and Majority Owner,
The Harlem Globetrotters
International, Inc.,
Phoenix, Arizona



Patrick F. Noonan (1, 5)
Chairman of the Board of
The Conservation Fund,
Arlington, Virginia



James J. O'Brien**
Chairman and Chief
Executive Officer
of Ashland Inc.,
Covington, Kentucky



Jane C. Pfeiffer (2, 3, 5)
Management Consultant,
Vero Beach, Florida



William L. Rouse, Jr. (1,* 2, 4)
Retired Chairman, President
and Chief Executive Officer
of First Security Corporation,
Naples, Florida



T. M. "Tim" Solso (3, 4)
Chairman and
Chief Executive Officer,
Cummins Inc.,
Columbus, Indiana



Michael J. Ward (1, 2)
President and Director,
CSX Corporation,
Jacksonville, Florida

COMMITTEES:
(1) Audit
(2) Finance
(3) Governance & Nominating
(4) Personnel & Compensation
(5) Public Policy – Environmental

* Committee Chairman
** Officer/Director

CORPORATE GOVERNANCE Ashland is managed by a six-member executive committee and governed by a 13-member board of directors. The board conducted 10 meetings in fiscal 2002. Its five standing committees met a total of 19 times. These committees, which consist entirely of outside directors, include Audit, Finance, Governance & Nominating, Personnel & Compensation, and Public Policy – Environmental.

Executive Committee and Division Presidents


James J. O'Brien


David J. D'Antoni


J. Marvin Quin


David L. Hausrath


J. Dan Lacy


Richard P. Thomas


Gary A. Cappeline


Samuel J. Mitchell


Charles F. Potts


F. L. "Hank" Waters

Shareholder Information

CORPORATE HEADQUARTERS

Ashland Inc.
50 E. RiverCenter Boulevard
P.O. Box 391
Covington, KY 41012-0391
(859) 815-3333

STOCK INFORMATION

Ashland Inc. is incorporated under the laws of the Commonwealth of Kentucky. Its common stock is listed on the New York and Chicago stock exchanges. Options for the company's stock are traded on the Philadelphia Stock Exchange.

Questions regarding shareholder accounts, dividends or the Open Enrollment Dividend Reinvestment and Stock Purchase Plan should be directed to Ashland's transfer agent and registrar:

National City Bank
Corporate Trust Operations
P.O. Box 92301
Cleveland, OH 44193-0900
Telephone: (800) 622-6757
Fax: (216) 257-8508

TICKER SYMBOL: ASH

Fiscal 2002 stock prices per common share:

High	$46.98
Low	$26.29
Year-end	$26.79

DIVIDENDS

Dividends are paid on the 15th day of March, June, September and December. Ashland offers electronic deposit of dividend checks.

For more information, please contact:
National City Bank
(800) 622-6757

ANNUAL MEETING

The annual shareholders' meeting will be held at the Metropolitan Club in Covington, Ky., at 10:30 a.m. Thursday, Jan. 30, 2003. Proxies are mailed with the annual report in December.

INDEPENDENT AUDITORS

Ernst & Young LLP
1300 Chiquita Center
250 East Fifth Street
Cincinnati, OH 45202

FINANCIAL INFORMATION

The Securities and Exchange Commission Forms 10-Q and 10-K, the Financial and Operating Supplement and quarterly earnings announcements are available via Ashland's website, www.ashland.com. Paper copies also are available upon request and at no charge. Requests for these and other shareholder and security analyst inquiries should be directed to:

William E. Henderson, III
Director, Investor Relations
Ashland Inc.
P.O. Box 391
Covington, KY 41012-0391
Telephone: (859) 815-4454
Fax: (859) 815-5188
E-Mail: investor_relations@ashland.com

MEDIA INQUIRIES

Stanford H. Lampe
Director, Media Relations
Telephone: (859) 815-4061
Fax: (859) 815-4797
E-Mail: mediarelations@ashland.com

THE EH&S ANNUAL REPORT

For a copy of Ashland's Environmental, Health and Safety annual report, write to:
Ashland Inc.
P.O. Box 2219
Columbus, OH 43216
ATTN: EH&S Department
E-Mail: EHS_ANNLREPT@ashland.com

Printed entirely on recycled paper.
Design: Inc Design, www.incdesign.com
Printing: The Hennegan Company, Florence, Ky.
Photography: Keith Berr, Charles Harris, David Johnson, Carolyn Kersey, Eric Myer, Walter Smith, Tommy Thompson and Erik Von Fischer.

Executive, Corporate and Division Officers

EXECUTIVE OFFICERS

James J. O'Brien
Chairman of the Board and
Chief Executive Officer

David J. D'Antoni
Senior Vice President and
Group Operating Officer

J. Marvin Quin
Senior Vice President and
Chief Financial Officer

Charles F. Potts
Senior Vice President, and
President, APAC

Kenneth L. Aulen
Administrative Vice President
and Controller

Gary A. Cappeline
Vice President, and President,
Ashland Specialty Chemical

David L. Hausrath
Vice President and
General Counsel

J. Dan Lacy
Vice President,
Corporate Affairs

Samuel J. Mitchell
Vice President, and President,
Valvoline

Richard P. Thomas
Vice President
and Secretary

F. L. "Hank" Waters
Vice President, and President,
Ashland Distribution

CORPORATE OFFICERS

Roger B. Craycraft
Vice President and
Chief Information Officer

Susan B. Esler
Vice President,
Human Resources,
Programs and Services

Glenn W. Hammer
Vice President, Environmental,
Health and Safety

Daniel B. Huffman
Vice President, Finance

William A. Kosto
General Auditor

Rick E. Music
Vice President,
Business Process Redesign

Carl A. Pecko
Vice President, Planning

Daragh L. Porter
Treasurer

Suzanne Taleghani
Vice President,
Purchasing and Logistics

Joseph M. Welsh
Vice President,
Human Resources,
Business Operations

DIVISION OFFICERS

APAC

Charles F. Potts
President

Lamar M. Chambers
Senior Vice President,
Finance/Administration

Robert K. Randolph
Vice President,
Operations Support

Carl R. Lane
Vice President,
Regional Operations

Roger D. Sollie
Vice President,
Regional Operations

John A. Walker
Vice President,
Regional Operations

John P. McAleer
Vice President,
Design-Build Group

ASHLAND DISTRIBUTION

F. L. "Hank" Waters
President

David J. Bening
Vice President, Sourcing

Stephen P. Fazakas
Vice President,
Canada & Europe

Kristy J. Folkwein
Vice President, Business &
Process Optimization

Dale M. MacDonald
Vice President,
Midwest Region

Morris L. Owen
Vice President,
West Region

Richard A. Roth
Vice President,
Corporate Accounts

Judson W. Smith
Vice President,
Southeast Region

Gerald M. Snyder
Vice President,
Strategy & Change

Russell M. Walters
Vice President,
Northeast Region

Douglas E. Zalla
Vice President, Marketing

ASHLAND SPECIALTY CHEMICAL

Gary A. Cappeline
President

Michael J. Shannon
Senior Vice President

Larry A. Baker
Vice President and
General Manager,
Composite Polymers

Charles W. Cook, Jr.
Vice President and
General Manager,
Electronic Chemicals

Paul DeVivo
Vice President and
General Manager,
Drew Marine

Leonard R. Gelosa
Vice President and
General Manager,
Drew Industrial

Elizabeth A. Potts
Vice President and
General Manager,
Specialty Polymers
& Adhesives

Michael W. Swartzlander
Vice President and
General Manager,
Casting Solutions

Marcello Boldrini
Vice President,
Marketing/Business
Development

Donald S. Mueller
Vice President,
Research and
Technology Innovation

Carl Scaccia
Vice President,
Commercial Development

VALVOLINE

Samuel J. Mitchell
President

Craig A. Moughler
Senior Vice President
and Managing Director,
Valvoline International

Larry L. Detjen
Senior Vice President
and General Manager,
Installed Business

Frances E. Lockwood
Senior Vice President,
Technology

James V. Rocco
Senior Vice President,
Operations

Walter H. Solomon
Senior Vice President
and General Manager,
Retail Business

Mitchell K. Skaggs
Vice President, Business
Transformation

John Q. Wesley
Senior Vice President
and President,
Valvoline Instant Oil Change

MARATHON ASHLAND PETROLEUM LLC
(38-percent owned)

Gary R. Heminger
President

ASHLAND INC. ONLINE

Visit Ashland's site on the World Wide Web. Financial data and SEC filings are also available.

http://www.ashland.com

SHAREHOLDER INQUIRIES

Call Ashland's transfer agent and registrar, National City Bank, with questions regarding shareholder accounts and dividends: 1-800-622-6757

ASHLAND INC.

50 E. RiverCenter Boulevard P.O. Box 391 Covington, KY 41012-0391